Hawaiian Electric Exhibit 99.1

Terms that are not defined in this Exhibit 99.1 have the definitions of such terms as set forth in the 2020 Annual Report on Form 10-K to which this Exhibit is attached and into which this Exhibit is incorporated by reference.
PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Executive officers of Hawaiian Electric
The executive officers of Hawaiian Electric are listed below. Ms. Suzuki is an officer of Hawaiian Electric subsidiaries rather than of Hawaiian Electric, but is deemed to be an executive officer of Hawaiian Electric under SEC Rule 3b-7 promulgated under the 1934 Exchange Act. Hawaiian Electric executive officers serve from the date of their initial appointment until the next annual appointment of officers by the Hawaiian Electric Board (or applicable Hawaiian Electric subsidiary board), and thereafter are appointed for one-year terms or until their successors have been duly appointed and qualified or until their earlier resignation or removal. Hawaiian Electric executive officers may also hold offices with Hawaiian Electric subsidiaries.

Name	Age	Business experience for last 5 years and prior positions with Hawaiian Electric and its affiliates
Scott W. H. Seu[1]	55	Hawaiian Electric President and Chief Executive Officer since 2/20
Hawaiian Electric Director since 2/20
·   Hawaiian Electric Senior Vice President, Public Affairs, 1/17-2/20
·   Hawaiian Electric Vice President, System Operation, 5/14 to 1/17
·   Hawaiian Electric Vice President, Energy Resources and Operations, 1/13 to 5/14
·   Hawaiian Electric Vice President, Energy Resources, 8/10 to 12/12
·   Hawaiian Electric Manager, Resource Acquisition Department, 3/09 to 8/10
·   Hawaiian Electric Manager, Energy Projects Department, 5/04 to 3/09
·   Hawaiian Electric Manager, Customer Installations Department, 1/03 to 5/04
·   Hawaiian Electric Manager, Environmental Department, 4/98 to 12/02
·   Hawaiian Electric Principal Environmental Scientist, 1/97 to 4/98
·   Hawaiian Electric Senior Environmental Scientist, 5/96 to 12/96
		· Hawaiian Electric Environmental Scientist, 8/93 to 5/96
Jimmy D. Alberts[2]	60
Hawaiian Electric Senior Vice President, Business Development & Strategic Planning since 2/19
·  Hawaiian Electric Senior Vice President, Customer Service, 8/12 to 2/19
·  Prior to joining the Company:  Kansas City Power & Light, Vice President – Customer Service, 2007-12

Colton K. Ching	53	Hawaiian Electric Senior Vice President, Planning & Technology since 1/17
·   Hawaiian Electric Vice President, Energy Delivery, 1/13 to 1/17
·   Hawaiian Electric Vice President, Systems Operation & Planning, 8/10 to 12/12
·   Hawaiian Electric Manager, Corporate Planning Department, 8/08 to 8/10
·   Hawaiian Electric Director, Strategic Initiatives, 12/06 to 8/08
·   Hawaiian Electric Director, Transmission Planning Division, 2/05 to 12/06
·   Hawaiian Electric Senior Planning Engineer, 4/00 to 2/05
·   Hawaiian Electric Electric Engineer II, 9/96 to 4/00
·   Hawaiian Electric Designer II, 1/94 to 9/96
		· Hawaiian Electric Designer I, 1/91 to 1/94
Ronald R. Cox[3]	64	Hawaiian Electric Senior Vice President, Operations since 1/17
·   Hawaiian Electric Vice President, Power Supply, 8/11 to 1/17
·   Hawaiian Electric Vice President, Generation & Fuels, 8/10 to 7/11
·   Hawaiian Electric Manager, Energy Solutions, 3/09 to 8/10
·   Hawaiian Electric Manager, Power Supply Services Department, 1/07 to 3/09
		· Hawaiian Electric Manager, Operations Strategic Planning, 11/05 to 1/07
Shelee M. T. Kimura[4]	47
Hawaiian Electric Senior Vice President, Customer Service since 2/19
·  Hawaiian Electric Senior Vice President, Business Development & Strategic Planning, 1/17 to 2/19
·   Hawaiian Electric Vice President, Corporate Planning & Business Development, 5/14 to 1/17
·   HEI Manager, Investor Relations & Strategic Planning, 11/09 to 5/14
·   HEI Director, Corporate Finance and Investments, 8/04 to 10/09

Name	Age	Business experience for last 5 years and prior positions with Hawaiian Electric and its affiliates
Tayne S. Y. Sekimura	58	Hawaiian Electric Senior Vice President and Chief Financial Officer since 9/09
·   Hawaiian Electric Senior Vice President, Finance and Administration, 2/08 to 9/09
·   Hawaiian Electric Financial Vice President, 10/04 to 2/08
·   Hawaiian Electric Assistant Financial Vice President, 8/04 to 10/04
·   Hawaiian Electric Director, Corporate & Property Accounting, 2/01 to 8/04
·   Hawaiian Electric Director, Internal Audit, 7/97 to 2/01
·   Hawaiian Electric Capital Budgets Administrator, 5/93 to 7/97
·   Hawaiian Electric Capital Budgets Supervisor, 10/92 to 5/93
· Hawaiian Electric Auditor (internal), 5/91 to 10/92
Sharon M. Suzuki[5]	62	President, Maui County and Hawaii Island Utilities since 2/19
·   Maui Electric President, 5/12 to 2/19
·   Maui Electric CIS Project Resource Manager, 8/11 to 5/12
·   Maui Electric Manager, Renewable Energy Services, 3/08 to 5/12
·   Maui Electric Manager, Customer Service, 5/04 to 3/08
·   Hawaiian Electric Director, Customer Account Services, 8/02 to 5/04
·   Hawaiian Electric Residential Energy Efficiency Program Manager, 5/00 to 8/02
·   Hawaiian Electric Commercial and Industrial Energy Efficiency Program
Manager, 6/96 to 5/00
· Hawaiian Electric Demand-Side Management Analyst, 7/92 to 6/96

1    In addition to Mr. Seu's current position, effective March 2, 2021, he will become President of Hawaii Electric Light Company, Inc. and President of Maui Electric Company, Limited.
2    Mr. Alberts will become Senior Vice President, Operations effective March 1, 2021
3    Mr. Cox will retire effective March 1, 2021.
4    Ms. Kimura will become Senior Vice President, Customer Service and Public Affairs effective March 1, 2021.
5    Ms. Suzuki will retire effective March 2, 2021.
Hawaiian Electric Board of Directors
The directors of Hawaiian Electric are listed below. Hawaiian Electric directors are elected annually by HEI, the sole common shareholder of Hawaiian Electric, after considering recommendations made by the HEI Nominating and Corporate Governance Committee. Below is information regarding the business experience and certain other directorships for each Hawaiian Electric director, together with a description of the experience, qualifications, attributes and skills that led to the Hawaiian Electric Board’s conclusion at the time of the 2020 Form 10-K, to which this Hawaiian Electric Exhibit 99.1 is attached, that each of the directors should serve on the Hawaiian Electric Board in light of Hawaiian Electric’s current business and structure.
James A. Ajello, age 67, Hawaiian Electric director since 2020
Hawaiian Electric Audit & Risk Committee Member since May 2020
Business experience since 2016
•Senior Vice President of Finance, Chief Financial Officer and Treasurer, Portland General Electric (NYSE: POR), since January 1, 2021
•Senior Advisor, Portland General Electric (NYSE: POR), November 1, 2020 - December 31, 2020
•Executive Vice President and Chief Financial Officer, Hawaiian Electric Industries, Inc. (HEI), August 2013- April 2017
•Executive Vice President, Chief Financial Officer and Treasurer, HEI, May 2011 - August 2013
•Senior Vice President, Chief Financial Officer and Treasurer, HEI, January 2009 - May 2011
•Director since 2015, SKAI Ventures
•Director, American Savings Bank (subsidiary of HEI), 2017-2020
•Director, Crius Energy Trust (TSX: KWH), 2012-2019
Skills and qualifications for Hawaiian Electric Board service
•18 years of executive leadership, financial oversight, risk management, investor relations, tax, accounting, financial and SEC reporting and strategic planning experience from serving as EVP and CFO of HEI, serving as President of

Reliant Energy Solutions LLC and Senior Vice President and General Manager of Commercial & Industrial Marketing and Senior Vice President - Business Development of Reliant Energy, Inc.
•14 years of banking industry experience from serving as Managing Director and Head of UBS Chicago and its corporate banking unit, as well as head of UBS's North American project finance team. Duties focused on corporate finance, capital markets and M & A.
•In-depth knowledge of issues facing American Savings Bank gained from 9 years as EVP and CFO of American Savings Bank's parent company, HEI, and 3 years serving on American Savings Bank board of directors.
•Hawaii business and leadership experience from his 7 years of service as a Trustee on the Hawaii Pacific University Board and his 9 years as EVP and CFO of HEI.

Kevin M. Burke, age 59, Hawaiian Electric director since 2018
Hawaiian Electric Audit & Risk Committee Member since May 2019
Business experience since 2016
•Chief Marketing Officer, Square, Inc., 2015 to 2019
•Chief Marketing Officer, Visa, Inc, 2012 - 2014
Skills and qualifications for Hawaiian Electric Board service
•Executive management, leadership and strategic planning skills from his prior service as Chief Marketing Officer for Square, Inc., where he was responsible for driving brand leadership, customer acquisition, overall product and business growth, as well as from his 10 years as a senior executive for Visa, Inc., where he was responsible for transforming Visa's marketing organization and overseeing key strategic initiatives which included global campaigns.
•Extensive finance and investment expertise gained through his positions at Visa, Inc., where he set overall investment strategy and directed investment of a budget of over $800 million across more than 70 markets, including emerging markets.
•Substantial experience working across a range of industries, including financial services, technology and energy gained from his over 30 years in the marketing industry, including serving as President of JWT San Francisco (marketing and communications agency).
•Skilled business leader who has built and led high-performing organizations from start-up to establishing regional as well as global markets, including founding a successful full-service advertising agency that focused on emerging digital brands.
Timothy E. Johns, age 64, Hawaiian Electric director since 2005; Chairman since January 1, 2020
Hawaiian Electric Audit & Risk Committee Member since 2006, Chair since 2010
HEI Nominating and Corporate Governance Committee, Non-Voting Representative since 2019
HEI Executive Committee, Non-Voting Representative since 2020
HEI Compensation Committee, Non-Voting Representative since 2020
Business experience since 2016
•President and Chief Executive Officer, Zephyr Insurance Company, Inc. (hurricane insurance provider in Hawaii), 4/2018 to present
•Chief Consumer Officer, Hawaii Medical Service Association (leading health insurer in Hawaii), 2011 to June 2017
Skills and qualifications for Hawaiian Electric Board service
•Executive management, leadership and strategic planning skills developed over three decades as a businessperson and lawyer, and currently as President and Chief Executive Officer of Zephyr Insurance Company.
•Business, regulatory, financial stewardship and legal experience from his prior roles as Chief Consumer Officer of HMSA, President and Chief Executive Officer of the Bishop Museum, Chief Operating Officer for the Estate of Samuel Mills Damon (former private trust with assets valued at over $900 million prior to its dissolution), Chairperson of the Hawaii State Board of Land and Natural Resources, Director of the Hawaii State Department of Land and Natural Resources and Vice President and General Counsel at Amfac Property Development Corp.

•Corporate governance knowledge and familiarity with financial oversight and fiduciary responsibilities from his prior experience overseeing the HMSA Internal Audit department, as a director for The Gas Company LLC (now Hawaii Gas) and his current service as a trustee of the Parker Ranch Foundation Trust (charitable trust with assets valued at over $350 million), as a director and Audit Committee Chair for Parker Ranch, Inc. (largest ranch in Hawaii with significant real estate assets), as a director and Audit Committee member for Grove Farm Company, Inc. (privately-held community and real estate development firm operating on the island of Kauai) and on the board of Kualoa Ranch, Inc. (private ranch in Hawaii offering tours and activity packages to the public).
Alana K. Pakkala, age 45, Hawaiian Electric director since 2020
Business experience since 2016
•Chief Operating Officer, The Kobayashi Group, since 2018
•Executive Vice President, The Kobayashi Group, 2008-2018
Skills and qualifications for Hawaiian Electric Board service
•Extensive experience with real estate planning, including sustainable design, renewable energy installations, financing and overseeing large real estate development projects totaling over $4 billion across the State of Hawaii, and experience with executive management, marketing, community engagement and government relations from her executive leadership of Kobayashi Group, LLC, a Hawaii-based real estate development firm, .
•Governance expertise and a strong understanding of the communities in which the utility operates from her development of projects and service on numerous non-profit and government boards in the state, including boards of organizations focused on health, education, public transportation and community development.
•Recognized business and community leader, including being recognized as a Women of Distinction honoree by the Girl Scouts of Hawaii.

Scott W.H. Seu, age 55, Hawaiian Electric director since 2020
Business experience and current and prior positions with Hawaiian Electric
•President and CEO, Hawaiian Electric, since February 2020
•Senior Vice President, Public Affairs, Hawaiian Electric, January 2017 - February 2020
•Vice President, System Operation, Hawaiian Electric, May 2014 - January 2017
•Vice President, Energy Resources and Operations, Hawaiian Electric, January 2013 - May 2014
•Vice President, Energy Resources, Hawaiian Electric, August 2010 to December 2012
•Manager, Resource Acquisition Department, Hawaiian Electric, March 2009 - August 2010
•Manager, Energy Projects Department, Hawaiian Electric, May 2004 - March 2009
•Manager, Customer Installations Department, Hawaiian Electric, January 2003 - May 2004
•Manager, Environmental Department, Hawaiian Electric, April 1998 - December 2002
•Principal Environmental Scientist, Hawaiian Electric, January 1997 - April 1998
•Senior Environmental Scientist, Hawaiian Electric, May 1996 - December 1996
•Environmental Scientist, Hawaiian Electric, August 1993 - May 1996

Skills and qualifications for Hawaiian Electric Board service
•Deep understanding of Hawaiian Electric from his myriad of roles spanning over 27 years and including the areas of environmental management, customer programs, renewable energy development, system operations and community engagement.
•Significant experience engaging with and understanding the needs of the utility’s diverse set of stakeholders, having overseen the company's regulatory, government and community affairs, and corporate relations departments as Senior Vice President, Public Affairs, and having led departments responsible for customer installations, renewable energy procurement and environmental management.
•Key leader on resilience and cybersecurity issues, focusing on relationships with key stakeholders, such as the military, and federal, state and local public agencies.
•Extensive utility operational expertise having served in leadership roles for utility resource acquisition, energy resources and system operations.

Kelvin H. Taketa, age 66, Hawaiian Electric director since 2004
Business experience and other public company and Hawaiian Electric affiliate directorships since 2016
•Senior Fellow, Hawaii Community Foundation (statewide charitable foundation), July 2017 - December 2018
•CEO, Hawaii Community Foundation, Jan 2016 to June 2017
•President and CEO, Hawaii Community Foundation, 1998-2015
•Director 1993-2019 and Nominating and Corporate Governance Committee Chair (2004-2019), HEI (parent company of Hawaiian Electric)
Skills and qualifications for Hawaiian Electric Board service
•Executive management experience with responsibility for overseeing more than $500 million in charitable assets through his leadership of the Hawaii Community Foundation.
•Proficiency in risk assessment, strategic planning and organizational leadership as well as marketing and public relations from his current position at the Hawaii Community Foundation and his prior experience as Vice President and Executive Director of the Asia/Pacific Region for The Nature Conservancy and as Founder, Managing Partner and Director of Sunrise Capital Inc.
•Knowledge of corporate and nonprofit governance issues gained from his prior service as a director for Grove Farm Company, Inc. and the Independent Sector, his current service on the boards of Feeding America, the Stupski Foundation, the Hawaii Leadership Forum, Elemental Excelerator and the Center for Effective Philanthropy, and through publishing articles and lecturing on governance of tax-exempt organizations.
•Extensive experience in conservation/environmental matters in Hawaii and Asia Pacific Region.

Audit & Risk Committee of the Hawaiian Electric Board of Directors
Because HEI has common stock listed on the New York Stock Exchange (NYSE) and Hawaiian Electric is a wholly-owned subsidiary of HEI, HEI is subject to the corporate governance listing standards in Section 303A of the NYSE Listed Company Manual, but Hawaiian Electric is exempt from certain NYSE listing standards, including Sections 303A.04, 303A.05 and 303A.06, which require listed companies to have nominating/corporate governance, compensation and audit committees, respectively.
Although not required by NYSE rules to do so, Hawaiian Electric has established one standing committee, the Hawaiian Electric Audit & Risk Committee, and voluntarily endeavors to comply with NYSE and SEC requirements regarding audit committee composition. The current members of the Hawaiian Electric Audit & Risk Committee are nonemployee directors Timothy E. Johns (chairperson), James A. Ajello and Kevin M. Burke. All committee members are independent and qualified to serve on the committee pursuant to NYSE and SEC requirements. Each of Timothy E. Johns and James A. Ajello has been determined by the Hawaiian Electric Board to be an “audit committee financial expert” on the Hawaiian Electric Audit & Risk Committee.
Effective February 11, 2020, the name of the Hawaiian Electric Audit Committee was changed to the Audit & Risk Committee. The Hawaiian Electric Audit & Risk Committee operates and acts under a written charter approved by the Hawaiian Electric Board which is available on HEI’s website at www.hei.com/govdocs. The Hawaiian Electric Audit & Risk Committee is responsible for overseeing (1) Hawaiian Electric’s financial reporting processes and internal controls, (2) the performance of Hawaiian Electric’s internal auditor, (3) risk assessment and risk management policies set by management and (4) the Corporate Code of Conduct compliance program for Hawaiian Electric and its subsidiaries. In addition, the committee provides input to the HEI Audit & Risk Committee regarding the appointment, compensation and oversight of the independent registered public accounting firm that audits HEI’s and Hawaiian Electric’s consolidated financial statements and maintains procedures for receiving and reviewing confidential reports of potential accounting and auditing concerns.
In 2020, the Hawaiian Electric Audit & Risk Committee held four regular meetings and no special meetings. At each meeting, the committee held executive sessions without management present with the independent registered public accounting firm that audits HEI’s and Hawaiian Electric’s consolidated financial statements.
Attendance at Hawaiian Electric Board and Audit & Risk Committee meetings
In 2020, there were nine regular meetings and no special meetings of the Hawaiian Electric Board. All incumbent Hawaiian Electric directors attended at least 78% of the combined total number of meetings of the Hawaiian Electric Board and the Hawaiian Electric Audit & Risk Committee (for those who served on such committee) held during the period for which he or she was a director.

Family relationships; executive officer and director arrangements
There are no family relationships between any executive officer or director of Hawaiian Electric and any other executive officer or director of Hawaiian Electric. There are no arrangements or understandings between any executive officer or director of Hawaiian Electric and any other person pursuant to which such executive officer or director was selected.
Code of Conduct
The HEI Board has adopted a Corporate Code of Conduct that applies to all of HEI’s subsidiaries, including Hawaiian Electric, and which includes a code of ethics applicable to, among others, Hawaiian Electric’s principal executive officer, principal financial officer and principal accounting officer. The Corporate Code of Conduct is available on HEI’s website at www.hei.com/gov.docs. Hawaiian Electric elects to disclose the information required by Form 8-K, Item 5.05, “Amendments to the Registrant’s Code of Ethics, or Waiver of a Provision of the Code of Ethics,” through this website and such information will remain available on this website for at least a 12-month period.
Delinquent Section 16(a) Reports
Section 16(a) of the 1934 Exchange Act requires Hawaiian Electric’s executive officers, controller, directors and persons who own more than ten percent of a registered class of Hawaiian Electric’s equity securities to file reports of ownership and changes in ownership with the SEC. Such reporting persons are also required by SEC regulations to furnish Hawaiian Electric with copies of all Section 16(a) forms they file. Based solely on its review of such forms provided to it during 2020, or written representations from some of those persons that no Forms 5 were required from such persons, Hawaiian Electric believes that, except for James A. Ajello who filed one late Form 3 in connection with his appointment to Hawaiian Electric's Board, each of the persons required to comply with Section 16(a) of the 1934 Exchange Act with respect to Hawaiian Electric, including its executive officers, controller, directors and persons who own more than ten percent of a registered class of Hawaiian Electric’s equity securities, complied with the reporting requirements of Section 16(a) of the 1934 Exchange Act for 2020.

ITEM 11.	EXECUTIVE COMPENSATION

Director compensation
The Hawaiian Electric Board believes that a competitive compensation package is necessary to attract and retain individuals with the experience, skills and qualifications needed to serve as a director on the board of a regulated electric public utility. Nonemployee director compensation is composed of a mix of cash and HEI Common Stock. Only nonemployee directors receive compensation for their service as directors. Mr. Seu, Hawaiian Electric President & CEO, does not receive separate or additional compensation for serving as a Hawaiian Electric director. Although Mr. Seu is a member of the Hawaiian Electric Board, neither he nor any other executive officer participates in the determination of nonemployee director compensation.
Nonemployee directors of Hawaiian Electric receive compensation in the form of a cash retainer and an HEI stock grant. James A. Ajello, Kevin M. Burke, Timothy E. Johns, Alana K. Pakkala and Kelvin H. Taketa are nonemployee directors of Hawaiian Electric. No Hawaiian Electric director is also an HEI director.
The HEI Compensation Committee reviews the compensation of Hawaiian Electric nonemployee directors at least once every three years and recommends changes to the Hawaiian Electric Board. In 2018, the HEI Compensation Committee asked its independent compensation consultant, Frederic W. Cook & Co., Inc. (FW Cook), to conduct an evaluation of HEI’s nonemployee director compensation practices. Fred Cook assessed the structure of HEI’s nonemployee director compensation program and its value compared to competitive market practices of utility peer companies, similar to the assessments used in its executive compensation review. The HEI Compensation Committee reviewed the analysis in determining its recommendations concerning the appropriate nonemployee director compensation, including cash retainers, stock awards and meeting fees for HEI directors. A discussion of the HEI Compensation Committee's recommendations regarding HEI director compensation was set forth in HEI's 2019 Proxy Statement. As part of this analysis, the HEI Compensation Committee reviewed the cash retainers, stock awards and meeting fees for Hawaiian Electric directors and determined that it would recommend to the Hawaiian Electric Board an increase to the Hawaiian Electric director committee fees to generally align with increases for HEI directors.
At the Hawaiian Electric Board's October 31, 2018 meeting, the HEI Compensation Committee recommended, and the Hawaiian Electric Board approved, a recommendation to increase the Hawaiian Electric director cash fees for the Audit & Risk Committee Chairperson and its members to $15,000 and $7,500, respectively, and an increase to $10,000 for the Hawaiian Electric non-voting representative on the HEI Compensation Committee. The increases were effective January 1, 2019.
The boards of Hawaiian Electric subsidiaries Hawaii Electric Light and Maui Electric are comprised entirely of officers of Hawaiian Electric and/or its subsidiaries who receive no additional compensation for such service.
Cash retainer. Hawaiian Electric nonemployee directors received the cash retainer amounts shown below for their 2020 Hawaiian Electric Board service. Nonemployee directors of Hawaiian Electric who also serve as a member or chairperson of the Hawaiian Electric Audit & Risk Committee or as a non-voting Hawaiian Electric Board representative to attend meetings of the HEI Compensation Committee and the HEI Nominating and Corporate Governance Committee received additional retainer amounts, as indicated below. Cash retainers were paid in quarterly installments.

2020
Hawaiian Electric Director	$45,000
Hawaiian Electric Chairman of the Board	45,000
Hawaiian Electric Audit & Risk Committee Chair	15,000
Hawaiian Electric Audit & Risk Committee Member	7,500
Hawaiian Electric Non-Voting Representative to HEI Compensation Committee	10,000
Hawaiian Electric Non-Voting Representative to HEI Nominating and Corporate Governance Committee	10,000
Extra meeting fees. Nonemployee directors are also entitled to meeting fees for each board or committee meeting attended (as member or chair) after a specified number of meetings. For 2020, directors were entitled to additional fees of $1,000 per meeting after attending a minimum of eight Hawaiian Electric Board meetings during the year, Hawaiian Electric Audit & Risk Committee members were entitled to additional fees of $1,000 per meeting after attending a minimum of six Hawaiian Electric Audit & Risk Committee meetings during the year, and the Hawaiian Electric Board’s non-voting representative to the HEI Compensation Committee and HEI Nominating and Corporate Governance Committee was entitled to an additional fee of $1,500 per meeting after attending six meetings of the respective Committee during the year.

Fees for non-voting members of HEI board committees. Certain director(s) of Hawaiian Electric serve as non-voting members of certain HEI board committees. This currently includes Timothy Johns who serves as a non-voting member of HEI's Nominating and Governance Committee and the HEI Compensation Committee. Non-voting members of the HEI Compensation Committee and HEI Nominating and Corporate Governance Committee are paid the same annual retainer as the voting members. See Cash Retainer table below for amounts paid.
Stock awards. On June 30, 2020, each nonemployee director received shares of HEI Common Stock with a value equal to $55,000 as an annual grant under HEI's 2011 Nonemployee Director Stock Plan (2011 Director Plan), which was approved by HEI shareholders on May 10, 2011, and amended and restated effective October 31, 2019, for the purpose of further aligning directors' and shareholders' interests. The number of shares issued to each Hawaiian Electric nonemployee director was determined based on the closing sales price of HEI Common Stock on the NYSE on June 30, 2020. Stock grants to nonemployee directors under the 2011 Director Plan are made annually on the last business day in June and vest immediately.
Deferred compensation. Nonemployee directors may participate in the HEI Deferred Compensation Plan implemented in 2011 (2011 Deferred Compensation Plan). Under the plan, deferred amounts are credited with gains/losses of deemed investments chosen by the participant from a list of publicly traded mutual funds and other investment offerings. Earnings are not above-market or preferential. Participants may elect the timing upon which distributions are to begin following separation from service (including retirement) and may choose to receive such distributions in a lump sum or in installments over a period of up to fifteen years. Lump sum benefits are payable in the event of disability or death. In 2020, one Hawaiian Electric director, Mr. Taketa, participated in the 2011 Deferred Compensation Plan. Nonemployee directors are also eligible to participate in the prior HEI Nonemployee Directors' Deferred Compensation Plan, as amended January 1, 2009, although no nonemployee director of Hawaiian Electric deferred compensation under such plan in 2020.
Health benefits. Directors may participate, at their election and at their cost, in the group employee medical, vision and dental plans generally made available to Hawaiian Electric employees. No Hawaiian Electric director currently participates in such plans.
2020 DIRECTOR COMPENSATION TABLE
The table below shows the compensation paid to Hawaiian Electric nonemployee directors in 2020.

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Total ($)
James A. Ajello[3]	34,471	55,000	89,471
Kevin M. Burke	53,500	55,000	108,500
Timothy E. Johns, Chairman	120,603	55,000	175,603
Bert A. Kobayashi, Jr.[4]	19,038	—	19,038
Alana K. Pakkala[5]	26,085	55,000	81,085
Kelvin H. Taketa	45,000	55,000	100,000
1.Represents cash retainers for board and committee service (as detailed in the chart below).
2.Represents an HEI stock award in the value of $55,000, as described above under “Stock Awards.” These equity grants were made on June 30, 2020.
3.Mr. Ajello was appointed to the Hawaiian Electric Board effective May 5, 2020.
4.Mr. Kobayashi served on the Hawaiian Electric Board and HEI Compensation Committee as a Non-Voting Representative from January 1 - May 5, 2020.
5.Ms. Pakkala was appointed to the Hawaiian Electric Board effective June 2, 2020.

The table below shows cash retainers paid to Hawaiian Electric nonemployee directors for Hawaiian Electric board and committee service in 2020.

Name	Hawaiian Electric Board ($) (1)	Hawaiian Electric Chairman ($)	Hawaiian Electric Audit Committee ($)	Hawaiian Electric Nonvoting Representative to HEI Compensation Committee ($)	Hawaiian Electric Nonvoting Representative to HEI Nominating and Corporate Governance Committee ($)	Extra Meeting Fees ($) (2)	Total Fees Earned or Paid in Cash ($)
James A. Ajello[3]	29,547	—	4,924	—	—	—	34,471
Kevin M. Burke	45,000	—	7,500	—	—	1,000	53,500
Timothy E. Johns	45,000	45,000	15,000	1,603	10,000	4,000	120,603
Bert A. Kobayashi, Jr.[4]	15,577	—	—	3,461	—	—	19,038
Alana K. Pakkala[5]	26,085	—	—	—	—	—	26,085
Kelvin H. Taketa[6]	45,000	—	—	—	—	—	45,000
1.     Represents $45,000 annual cash retainer for board service.
2.    Represents extra meeting fees earned for attending Board and committee meetings in excess of the number of meetings specified in "Director Compensation - Extra meeting fees."
3.    Mr. Ajello was appointed to the Hawaiian Electric Board effective May 5, 2020. Fees received are for the period May 5 - December 31, 2020.
4.    Mr. Kobayashi did not stand for re-election in 2020. Fees received are for the period January 1 - May 5, 2020.
5.    Ms. Pakkala was appointed to the Hawaiian Electric Board effective June 2, 2020. Fees received are for the period June 2 - December 31, 2020.
6.    In 2020, Mr. Taketa elected to defer $36,000 of his fees under the 2011 Deferred Compensation Plan. Mr. Taketa did not have above-market or preferential earnings on nonqualified deferred compensation in 2020.

Compensation Discussion and Analysis
This section describes Hawaiian Electric’s executive compensation program and the compensation decisions made for Hawaiian Electric’s 2020 named executive officers, who are listed below.

Name	Title
Scott W. H. Seu	Hawaiian Electric President and Chief Executive Officer (CEO)
Tayne S. Y. Sekimura	Hawaiian Electric Senior Vice President and Chief Financial Officer
Jimmy D. Alberts	Hawaiian Electric Senior Vice President, Business Development & Strategic Planning
Colton K. Ching	Hawaiian Electric Senior Vice President, Planning & Technology
Ronald R. Cox	Hawaiian Electric Senior Vice President, Operations
Alan M. Oshima*	Former Hawaiian Electric President and Chief Executive Officer (CEO)
*    Mr. Oshima transitioned to Senior Executive Advisor effective February 15, 2020.

2020 Executive summary
Guiding principles
In designing Hawaiian Electric’s 2020 executive compensation program and making pay decisions, the HEI Compensation Committee and Hawaiian Electric Board followed these guiding principles:
•Pay should reflect Company performance, particularly over the long-term;
•Compensation programs should align executives' interests with those of our shareholders, customers and employees;
•Programs should be designed to attract, motivate and retain talented executives who can drive the Company’s success; and
•The cost of programs should be reasonable while maintaining their purpose and benefit.
Key design features
The 2020 compensation program for Hawaiian Electric’s named executive officers is comprised of four primary elements – base salary, performance-based annual incentives, performance-based long-term incentives earned over three years and time-based restricted stock units (RSUs) that vest in equal annual installments over four years. With these elements, named executive officers’ total compensation opportunity is designed to provide a balance between fixed and variable (performance-based) pay, and between short-term and long-term incentives. Other named executive officer benefits include eligibility to participate in retirement and nonqualified deferred compensation plans, and minimal perquisites.
Pay for performance
 The compensation of our named executive officers earned for 2020 reflects Hawaiian Electric’s 2020 performance, as well as its performance over the three-year period that ended December 31, 2020:
•For 2020 annual incentive performance, the following metrics applied to all Hawaiian Electric named executive officers for the one-year period ending December 31, 2020: (a) Hawaiian Electric net income, (b) operation and maintenance expense, (c) customer satisfaction, (d) reliability, (e) safety, (f) resilience, reliability and climate change, (g) grid modernization and (h) leadership and workforce development, each on a consolidated basis.
•Long-term incentives comprise a significant portion of each Hawaiian Electric named executive officer’s pay opportunity. For the three-year period that ended December 31, 2020, the Hawaiian Electric named executive officer performance metrics were: (a) Hawaiian Electric average annual EPS growth, (b) Hawaiian Electric return on average common equity (ROACE) as a percentage of the ROACE allowed by the Hawaii Public Utilities Commission (PUC) for the period, and (c) HEI total shareholder return compared to the companies in the Edison Electric Institute (EEI) Index.
The Hawaiian Electric Board and HEI Compensation Committee believe that Hawaiian Electric’s executive compensation program serves the Company’s pay-for-performance objective and is structured to encourage participants to build long-term value for the benefit of all stakeholders, including shareholders, customers and employees.

Compensation process
Roles in determining compensation
Roles of the Hawaiian Electric Board and HEI Compensation Committee. The Hawaiian Electric Board does not have a separate compensation committee. Rather, the entire Hawaiian Electric Board serves as Hawaiian Electric’s compensation committee and oversees the design and implementation of Hawaiian Electric's executive compensation programs. In addition, as part of its responsibility to oversee compensation programs at HEI and its subsidiaries, the HEI Compensation Committee assists the Hawaiian Electric Board by approving performance- and equity-based compensation for ratification by the Hawaiian Electric Board and making recommendations to the Hawaiian Electric Board regarding other executive compensation matters.
The HEI Compensation Committee fulfills its responsibilities to assist the Hawaiian Electric Board regarding executive compensation matters by engaging annually in a rigorous process to arrive at compensation recommendations regarding the named executive officers. In the course of this process, the HEI Compensation Committee:
•Engages in extensive deliberations in meetings held over several months;
•Consults with its independent compensation consultant during and outside of meetings;
•Focuses on Hawaiian Electric’s long-term strategy, and nearer-term goals to implement such strategy, in setting performance metrics and goals;
•Reviews tally sheets for each named executive officer to understand how the elements of compensation relate to each other and to the compensation package as a whole (the tally sheets include fixed and variable compensation, minimal perquisites and change in pension value for current and past periods);
•Examines data and analyses prepared by its independent compensation consultant concerning peer group selection, comparative compensation data and evolving best practices;
•Reviews Hawaiian Electric's performance and discusses assessments of the individual performance of senior members of management;
•Analyzes the reasonableness of incentive payouts in light of the long-term benefits to all stakeholders;
•Considers trends in payouts to determine whether incentive programs are working effectively; and
•Reviews risk assessments conducted by the HEI and Hawaiian Electric Enterprise Risk Management functions to determine whether compensation programs and practices carry undue risk.
Early each year, the HEI Compensation Committee determines payouts under incentive plans ending in the prior year, establishes performance metrics and goals for incentive plans beginning that year and recommends to the Hawaiian Electric Board the level of compensation and mix of pay elements for each named executive officer.
The Hawaiian Electric Board discusses evaluations of the Hawaiian Electric CEO’s performance, considers HEI Compensation Committee recommendations concerning his pay and determines his compensation. The Hawaiian Electric Board also reviews HEI Compensation Committee recommendations concerning the other Hawaiian Electric named executive officers and approves their compensation.
Role of executive officers. The Hawaiian Electric CEO, who is also a Hawaiian Electric director, assesses the performance of the other Hawaiian Electric named executive officers and makes recommendations to the HEI Compensation Committee with respect to their levels of compensation and mix of pay elements. He also participates in deliberations of the Hawaiian Electric Board in acting on the HEI Compensation Committee’s recommendations on the other Hawaiian Electric named executive officers. He does not participate in the deliberations of the HEI Compensation Committee to recommend, or of the Hawaiian Electric Board to determine, his own compensation.
Hawaiian Electric management supports the HEI Compensation Committee in executing its responsibilities by providing materials for HEI Compensation Committee meetings (including tally sheets and recommendations regarding performance metrics, goals and pay mix); by attending portions of HEI Compensation Committee meetings as appropriate to provide perspective and expertise relevant to agenda items; and by supplying data and information as requested by the HEI Compensation Committee and/or its independent compensation consultant.
Compensation consultant & consultant independence. Independent compensation consultant Frederic W. Cook & Co., Inc. (FW Cook) is retained by, and reports directly to, the HEI Compensation Committee. FW Cook provides the HEI Compensation Committee with independent expertise on market practices and developments in executive compensation, compensation program design, peer group composition and competitive pay levels, and provides related research, data and analysis. FW Cook also advises the HEI Compensation Committee regarding analyses and proposals presented by management related to executive compensation. A representative of FW Cook attends HEI Compensation Committee meetings, participates in Committee executive sessions and communicates directly with the Committee.

In early 2021, as in prior years, the HEI Compensation Committee evaluated FW Cook’s independence, taking into account all relevant factors, including the factors specified in the NYSE listing standards and the absence of other relationships between FW Cook and HEI, Hawaiian Electric and their directors and executive officers. Based on its review of such factors, and based on FW Cook’s independence policy, which was shared with the HEI Compensation Committee, the Committee concluded that FW Cook is independent and that the work of FW Cook has not raised any conflict of interest.
Use of comparative market data
Compensation benchmarking. The HEI Compensation Committee considers market data from peer-group companies as a reference point in determining the named executive officers' pay components and target compensation opportunity (composed of base salary, performance‑based annual incentive, performance‑based long‑term incentive and time‑vested RSUs). The HEI Compensation Committee may decide that an executive’s compensation opportunity should be higher or lower in relation to peers based on considerations including internal equity, the executive’s level of responsibility, experience, expertise and past performance, as well as retention and succession objectives.
    Comparative market data used in setting 2020 executive pay consisted of information from public company proxy statements for peer group companies and the Willis Towers Watson Energy Services Survey.
Peer groups. The HEI Compensation Committee annually reviews the peer groups used in benchmarking for Hawaiian Electric executive compensation, with analysis and recommendations provided by FW Cook. For 2020 compensation, the Committee determined, with input from FW Cook, that Hawaiian Electric's 2019 peer group remained appropriate and that no changes were necessary for 2020. The selection criteria and resulting 2020 Hawaiian Electric peer group is set forth below.

Hawaiian Electric 2020 Peer Group (applies to all Hawaiian Electric named executive officers)
Selection Criteria	· Electric utilities with primarily regulated operations · Revenue balanced in a range of approximately 0.5x to 2x Hawaiian Electric’s revenue · Market cap and location as secondary considerations
Peer Group for 2020 Compensation	ALLETE Alliant Energy Avista Black Hills IDACORP MDU Resources NiSource	Northwestern Corp OGE Energy Pinnacle West PNM Resources Portland General

Relationship between compensation programs and risk management
Hawaiian Electric’s compensation policies and practices are designed to encourage executives to build value for all stakeholders, including shareholders, customers and employees, and to discourage decisions that introduce inappropriate risks.
Hawaiian Electric’s Enterprise Risk Management (ERM) function is principally responsible for identifying and monitoring risk at Hawaiian Electric and its subsidiaries, and for reporting on high risk areas to the Hawaiian Electric Board and Hawaiian Electric Audit & Risk Committee. Hawaiian Electric’s ERM function is part of HEI’s overall ERM function, which is responsible for identifying and monitoring risk throughout the HEI companies and for reporting on areas of significant risk to the HEI Board and designated board committees. As a result, all Hawaiian Electric and HEI directors, including those who serve on or are representatives to the HEI Compensation Committee, are apprised of risks that could have a material adverse effect on Hawaiian Electric.
Risk assessment. On an annual basis, the HEI Compensation Committee and its independent compensation consultant review a risk assessment of compensation programs in place at Hawaiian Electric and its subsidiaries, which is updated annually by the Hawaiian Electric and HEI ERM function. Based on its review of the risk assessment of compensation programs in place in 2020 and consultation with FW Cook, the HEI Compensation Committee believes that Hawaiian Electric's compensation plans do not encourage risk taking that is reasonably likely to have a material adverse effect on Hawaiian Electric.
Risk mitigation features of compensation programs. Hawaiian Electric’s compensation programs incorporate the following features to promote prudent decision-making and guard against excessive risk:
•Financial performance objectives for the annual incentive program are linked to Board-approved budget guidelines, and nonfinancial measures (such as customer satisfaction, reliability and safety) are aligned with the interests of all Hawaiian Electric stakeholders.

•An executive compensation recovery policy (clawback policy) permits recoupment of performance-based compensation paid to executives found personally responsible for fraud, gross negligence or intentional misconduct that causes a significant restatement of Hawaiian Electric’s financial statements.
•Annual and long-term incentive awards are capped at maximum performance levels.
•Financial opportunities under long-term incentives are greater than those under annual incentives, emphasizing the importance of long-term outcomes.
•Share ownership and retention guidelines requiring named executive officers to hold certain amounts of HEI Common Stock ensure that Hawaiian Electric's named executive officers have a substantial personal stake in the long-term performance of Hawaiian Electric and HEI. The guidelines specific to the named executive officers are discussed below under "Share ownership and retention are required throughout employment with the Company".
•Long-term incentive payouts are 100% equity-based, so executives share in the same upside potential and downside risk as all HEI shareholders.
•Annual grants of RSUs and long-term incentives vest over a period of years to encourage sustained performance and executive retention.
•Performance-based plans use a variety of financial metrics (e.g., net income, return on average common equity) and nonfinancial performance metrics (e.g., customer satisfaction, reliability and safety) that correlate with long-term value creation for all stakeholders and are impacted by management decisions.
•The Hawaiian Electric Board and HEI Compensation Committee continuously monitor risks faced by the enterprise, including through management presentations at quarterly meetings and through periodic written reports from management.
Share ownership and retention are required throughout employment with the Company
Hawaiian Electric named executive officers are required to own and retain HEI Common Stock throughout employment with the Company. Each officer subject to the requirements has until January 1 of the year following the fifth anniversary of the later of (i) any amendment to his or her required level of stock ownership or (ii) first becoming subject to the requirements, to reach the following ownership levels:

Position	Value of Stock to be Owned
Hawaiian Electric President & CEO	2x base salary
Other Named Executive Officers	1x base salary
Mr. Seu has until January 1, 2026 to reach the required ownership level. Mr. Oshima is no longer subject to the ownership requirement, but was in compliance as of January 1, 2020. The other named executive officers have until January 1, 2024 to achieve compliance.
Until reaching the applicable stock ownership target, officers subject to the requirements must retain 50% of shares received in payout under the LTIP (net of any shares withheld for taxes) and 50% of shares received through the vesting of RSUs (net of any shares withheld for taxes). The HEI Compensation Committee has the authority to approve hardship exceptions to these retention requirements.

2020 compensation elements and pay decisions
Elements and objectives
The total compensation program for named executive officers is made up of the five standard components summarized below. Each component fulfills important objectives that reflect our focus on pay for performance, competitive programs to attract and retain talented executives and aligning executive decisions with the interests of all stakeholders. These elements are described in further detail in the pages that follow.

Compensation element	Summary	Objectives
Base Salary	Fixed level of cash compensation set in reference to peer group median (may vary based on performance, experience, responsibilities, expertise and other factors).	Attract and retain talented executives by providing competitive fixed cash compensation.
Annual Performance-Based Incentives	Variable cash award based on achievement of pre-set performance goals for the year. Award opportunity is determined as a percentage of base salary. Performance below threshold levels yields no incentive payment.	Drive achievement of key business results linked to short-term and long-term strategy and reward executives for their contributions to such results. Balance compensation cost and return by paying awards based on performance.
Long-Term Performance-Based Incentives	Variable equity award based on meeting pre-set performance objectives over a 3-year period. Award opportunity is determined as a percentage of base salary. Performance below threshold levels yields no incentive payment.	Motivate executives and align their interests with those of all stakeholders by promoting long-term value growth and by paying awards in the form of equity.

Balance compensation cost and return by paying awards based on performance.
Annual Restricted Stock Unit (RSU) Grant	Annual equity grants in the form of RSUs that vest in equal installments over 4 years. Amount of grant is determined as a percentage of base salary.	Promote alignment of executive and shareholder interests by ensuring executives have significant ownership of HEI Common Stock. Retain talented leaders through multi-year vesting.
Benefits	Includes defined benefit pension plans and retirement savings plan, deferred compensation plans, minimal perquisites and an executive death benefit plan (frozen since 2009).	Enhance total compensation with meaningful and competitive benefits that promote retention and peace of mind and contribute to financial security.
Changes to elements in 2020
On an annual basis, the HEI Compensation Committee reviews and recommends for Hawaiian Electric Board approval, each named executive officer’s target compensation opportunity, which is composed of: base salary, target annual incentive opportunity, target long-term equity opportunity and RSU grant. The amount of the target annual cash incentive and target long-term equity incentive are established in each case as a percentage of base salary.
The HEI Compensation Committee recommended, and the Hawaiian Electric Board approved, changes to compensation for 2020, as shown in the chart below.

	Base Salary[1] ($)		Performance-Based Annual Incentive (Target Opportunity[2] as % of Base Salary)		Performance-Based Long-term Incentive (Target Opportunity[2] as % of Base Salary)		Restricted Stock Units (Grant Value as % of Base Salary)
Name	2019	2020	2019	2020	2019-21	2020-22	2019	2020
Scott W. H. Seu	274,583	419,750	45	75	45	80	35	75[3]
Tayne S. Y. Sekimura	371,983	383,133	50	same	50	same	35	same
Jimmy D. Alberts	285,617	294,167	45	same	45	same	35	same
Colton K. Ching	274,467	282,717	45	same	45	same	35	same
Ronald R. Cox	285,517	294,167	45	same	45	same	35	same
Alan M. Oshima	707,350	399,825[4]	75	N/A	95	N/A	65	N/A
1For all named executive officers, base salary increases for 2019 became effective as of March 1, 2019 and base salary increases for 2020 became effective as of March 1, 2020, except for Mr. Seu whose base salary increase became effective on February 15, 2020. Accordingly, unless otherwise indicated, amounts referenced as 2019 and 2020 base salary are prorated amounts to include two months of 2018 and 2019 base salary, respectively, and ten months of 2019 and 2020 base salary, respectively.
2The threshold and maximum opportunities are 0.5 times target and 2 times target, respectively.
3Includes special grant of 25% of base salary in 2020 in connection with Mr. Seu's promotion to President and CEO.
4Reflects the annualized amount of Mr. Oshima's 2020 base salary and differs from the amount of base salary actually paid to Mr. Oshima through his retirement date of December 12, 2020 shown in the Summary Compensation Table.

Base salary
Base salaries for Hawaiian Electric named executive officers are reviewed and determined annually. In establishing its base salaries for the year, the HEI Compensation Committee considers competitive market data, internal equity and each executive’s level of responsibility, experience, expertise and performance, as well as retention and succession considerations. The Committee considers the competitive median in setting base salaries, but may determine that the foregoing factors compel a higher or lower salary.
For 2020, each of the named executive officers except Messrs. Oshima and Seu received a base salary increase to recognize his or her performance and to maintain the market competitiveness of his or her pay. Mr. Oshima did not receive a base salary increase, and Mr. Seu received a base salary increase in connection with his promotion to President and CEO. The resulting 2020 base salaries are shown in the table above.
Annual incentives
Hawaiian Electric named executive officers and other executives are eligible to earn an annual cash incentive award under the HEI Executive Incentive Compensation Plan (EICP) based on the achievement of performance goals for the year. Each year, the HEI Compensation Committee determines or recommends, and the Hawaiian Electric Board ratifies or approves, the target annual incentive opportunity for each named executive officer, performance metrics and the applicable goals.
2020 target annual incentive opportunity. The target annual incentive opportunity is determined as a percentage of base salary, with the threshold and maximum opportunities equal to 0.5 times and 2 times the target opportunity, respectively. In establishing the target percentage for each executive, the HEI Compensation Committee takes into account the mix of pay elements, competitive market data, internal equity, prior performance and other factors described above under “Base salary.”
The 2020 target annual incentive opportunities for the named executive officers are shown in the table above. For 2020, the HEI Compensation Committee recommended, and the Hawaiian Electric Board approved, keeping the 2020 target opportunity (as a percentage of base salary) the same as the 2020 target opportunity for each of the named executive officers except Mr. Seu, whose target opportunity increased from 45% to 75% of his base salary in connection with his promotion to President and CEO.
2020 performance metrics, goals and results. The performance metrics for annual incentives are chosen because they connect directly to Hawaiian Electric’s strategic priorities and correlate with creating long-term value for all stakeholders, including shareholders, customers and employees. The 2020 metrics promote a strengthened financial condition, more reliable systems, safer workplaces, greater customer satisfaction and progress toward Hawaiian Electric's transformation.
In addition to selecting performance metrics, the HEI Compensation Committee determines, and the Hawaiian Electric Board ratifies, the level of achievement required to attain the threshold, target and maximum goal for each metric. The level of difficulty of the goals reflects the Committee’s and the Board’s belief that incentive pay should be motivational – that is, the goals should be challenging but achievable – and that such pay should be balanced with reinvestment in the Company and return to shareholders. Consistent with this approach, the HEI Compensation Committee and Hawaiian Electric Board believe the threshold should represent solid performance with positive financial/operating results, target should denote challenging but achievable goals and maximum should signify exceptional performance.
The target level for financial goals, such as net income, is generally set at the level of the Board-approved budget, which represents the level of accomplishment Hawaiian Electric seeks to achieve for the year. In setting the threshold and maximum levels, the Committee and Board consider whether the risks to accomplishing the budget weigh more heavily toward the downside and how challenging it would be to achieve incremental improvements over the target level.
The chart below identifies the 2020 annual incentive metrics, the objective each measure serves, the level of achievement required to attain the threshold, target and maximum levels for each metric and the results for 2020.

2020 Annual Incentive Performance Metrics & Why We Use Them	Weight- ing	Goals
		Threshold	Target	Maximum	Result
Consolidated Net Income[1] focuses on fundamental earnings	30%	$156.6M	$164.8M	$173.0M	$169.3M
Consolidated Operation and Maintenance Expense[2] measures operational efficiency	15%	$430.4M	$422.0M	$413.6M	$413.9M
Consolidated Customer Satisfaction[3] focuses on improving the customer experience through all points of contact with the utility	15%	Consolidated score of 73 in 2 of 4 quarters	Consolidated score of 73 in 3 of 4 quarters	Consolidated score of 73 in 4 of 4 quarters	Consolidated score of 73 in 4 of 4 quarters
Consolidated Reliability/System Average Interruption Duration Index (SAIDI)[4] promotes system reliability for customers	5%	129.20 minutes	112.54 minutes	95.88 minutes	97.89 minutes
Consolidated Safety: Severity Rate and Total Cases Incident Rate (TCIR)[5] rewards improvements in workplace safety, promoting employee well-being and reducing expense	5%	18.53	16.00	13.46	26.55
		1.37 TCIR	1.37 TCIR	1.37 TCIR	1.34 TCIR
Resilience, Reliability and Climate Change[6] promotes achievement of utility transformation initiatives	10%	Threshold	Target	Maximum	Below Threshold
Grid Modernization[7] promotes Hawaii meeting its energy policy goals by creating a modernized grid that assures a continued safe, reliable and resilient utility network	10%	Threshold	Target	Maximum	Threshold
Leadership and Workforce Development[8] promotes development of an effective workforce that is aligned with Company objectives and has clear pathways to career development	10%	Threshold	Target	Maximum	Threshold
1    Consolidated Net Income represents Hawaiian Electric’s consolidated GAAP net income for 2020.
2    Consolidated Operation and Maintenance Expense represents non-fuel expenses of the consolidated utilities and excludes expenses covered by surcharges or otherwise neutral to net income.
3     Consolidated Customer Satisfaction is based on quarterly results of customer surveys conducted by an outside vendor.
4     Consolidated Reliability/SAIDI is measured by the average outage duration for each customer served, exclusive of catastrophic events and outages caused by independent power producers, over whose plant maintenance and reliability the utility has limited real-time control.
5    Consolidated Safety/Severity Rate is a measure of the significance of the safety incidents a company experienced based on the number of lost work days incurred. Lost work days occur when an occupational injury or illness prevents an employee from working a full, assigned work shift.  Severity rate is calculated by taking the number days away from work due to a work place injury (maximum of 180 days) multiplied by 200,000 and divided by number of hours worked by all employees.
Consolidated Safety/TCIR is a standard measure of employee safety. TCIR equals the number of Occupational Safety and Health Administration recordable cases as of 12/31/20 × 200,000 productive hours divided by productive hours for the year. Lower TCIR scores reflect better safety performance.
6    Resilience, Reliability and Climate Change is based on reaching defined milestones for specific projects developed to improve system reliability and resilience and/or reduce reliance on fossil fuels.
7     Grid Modernization is based on reaching defined milestones in phases 1 and 2 of the Utility's grid modernization initiative.
8    Leadership and Workforce Development is based on the completion of specified projects that advance the development of an effective workforce, including development of workforce plans in targeted operational areas and succession plans, and clear pathways to career advancement.
Based on the level of performance achieved and shown in the chart above, in early 2021, the HEI Compensation Committee approved, and the Hawaiian Electric Board ratified, the following 2020 annual incentive payouts. The payout amounts are included in the 2020 Summary Compensation Table below in the “Nonequity Incentive Plan Compensation” column. The range of possible annual incentive payouts for 2020 is shown below in the 2020 Grants of Plan-Based Awards table.

Name	2020 Annual Incentive Payout
Scott W. H. Seu	$394,587
Tayne S. Y. Sekimura	240,031
Jimmy D. Alberts	165,911
Colton K. Ching	159,452
Ronald R. Cox	165,911
Long-term incentives
Long-term incentives include performance-based opportunities under the Long-Term Incentive Plan (LTIP), which is based on achievement of performance goals over rolling three-year periods, and time-vested RSUs, which vest over a four-year period. The performance-based LTIP represents the majority of each named executive officer’s long-term incentive opportunity. These incentives are designed to reward executives for long-term value growth that benefits all stakeholders, including customers and shareholders.
Long-term performance-based incentives
The three-year performance periods foster a long-term perspective and provide balance with the shorter-term focus of the annual incentive program. In addition, the overlapping three-year performance periods encourage sustained high levels of performance because at any one time, three separate potential awards are at risk.
Similar to the annual incentives, in developing long-term incentives, the HEI Compensation Committee approves, and the Hawaiian Electric Board ratifies, the target incentive opportunity for each named executive officer and performance metrics and goals for the three-year period.
2020-22 long-term incentive plan
2020-22 target long-term incentive opportunity. As with the annual incentives, the target long-term incentive opportunity is determined as a percentage of base salary, with the threshold and maximum opportunities equal to 0.5 times and 2 times target, respectively. In establishing the target percentage for each executive, the HEI Compensation Committee considers the mix of pay elements, competitive market data, internal equity, performance and other factors described above under “Base salary.”
For the 2020‑22 period, except for Mr. Seu (discussed below), the Committee made no changes to the target incentive opportunities as a percentage of base salary for any of the named executive officers, as it determined that their target long‑term incentive opportunities from the prior performance period remained appropriate. For Mr. Seu, the Committee approved increasing his target opportunity from 45% to 80% of his base salary in connection with his promotion to President and CEO.
The 2020‑22 target long‑term incentive opportunities for the named executive officers are shown below.
2020-22 performance metrics and goals. The performance metrics for long-term incentives are chosen for their relationship to long-term value growth and alignment with Hawaiian Electric's multi-year strategic plans.
In addition to selecting performance metrics, the HEI Compensation Committee establishes, and the Hawaiian Electric Board ratifies, the level of achievement required to attain the threshold, target and maximum performance for each metric. The same principles that the HEI Compensation Committee applies to annual incentive goals apply to long-term incentive goals. As such, the level of difficulty of the goals reflects the Committee’s and the Board’s belief that incentive pay should be motivational – that is, the goals should be challenging but achievable – and that such pay should be balanced with reinvestment in the Company and return to shareholders. Consistent with this approach, the Committee and Board believe threshold should represent solid performance with positive financial/operating results, target should denote challenging but achievable goals and maximum should signify exceptional performance.
The target levels for financial goals, such as ROACE, relate to the levels Hawaiian Electric seeks to achieve over the performance period. In setting the threshold and maximum levels, the Committee and Board consider whether the risks to accomplishing those levels weigh more heavily toward the downside and how challenging it would be to achieve incremental improvements over the target result. For the 2020-22 period, the Committee established, and the Hawaiian Electric Board ratified, the metrics and goals in the following chart.

2020-22 Long-Term Incentive		Goals
Performance Metrics & Why We Use Them	Weighting	Threshold	Target	Maximum
Hawaiian Electric 3-year Average Annual Net Income Growth[1] promotes shareholder value by focusing on net income growth based on the years included in the plan.	30%	4.5%	5.5%	7.0%
3-year ROACE as a % of Allowed Return[2] measures Hawaiian Electric’s performance in attaining the level of ROACE it is permitted to earn by its regulator. The focus on ROACE encourages improved return compared to the cost of capital.	30%	83%	85%	88%
Renewable Portfolio Standards[3] measures Hawaiian Electric's progress towards meeting the State of Hawaii's RPS targets for increased production of energy from renewable energy sources.	20%	32%	40%	50%
HEI Relative TSR[4] compares the value created for HEI shareholders to that created by other investor-owned electric companies (EEI Index).	20%	30th percentile	50th percentile	70th percentile
1    Hawaiian Electric 3-year Average Annual Net Income Growth is calculated by taking the sum of each full calendar year's (2020, 2021 and 2022, respectively) net income percentage growth over the net income of the prior year and dividing that sum by 3.
2     3-year ROACE as a percentage of Allowed Return is Hawaiian Electric's consolidated average ROACE for the performance period compared to the weighted average of the allowed ROACE for Hawaiian Electric, Maui Electric and Hawaii Electric Light as determined by the PUC for the same period.
3    Renewable Portfolio Standards measures Hawaiian Electric's percentage of electric energy sales that is represented by renewable electrical energy created to diversify its energy resource mix. The State of Hawaii's RPS targets are 30% by 2020, 40% by 2030, 70% by 2040 and 100% by 2045.
4    HEI Relative TSR compares HEI’s TSR to that of the companies in the Edison Electric Institute (EEI) Index (see Appendix A). For LTIP purposes, TSR is the sum of the growth in price per share of HEI Common Stock as measured at the beginning of the performance period to the end, calculated using the share price on the last trading day of December at the end of the performance period, plus dividends during the period, assuming reinvestment, divided by the share price on the last trading day of December immediately prior to the beginning of the performance period.

The Company believes that all Hawaiian Electric stakeholders benefit when the above goals are met. Achievement of these goals makes Hawaiian Electric and HEI stronger financially, enabling Hawaiian Electric and HEI to raise capital at favorable rates for reinvestment in the utilities and supporting shareholder dividends. From a historical perspective, long-term incentive payouts are not easy to achieve, nor are they guaranteed. Hawaiian Electric and its subsidiaries face significant external challenges in the 2020-22 period. Strong leadership on the part of the named executive officers will be needed to achieve the long-term objectives required for them to earn the incentive payouts.
2018-20 long-term incentive plan. The Hawaiian Electric Board and HEI Compensation Committee established the 2018-20 long-term incentive opportunities, performance metrics and goals in January 2018. Those decisions were described in the Hawaiian Electric Annual Report on Form 10-K for the year ended December 31, 2018 and are summarized again below to provide context for the results and payouts for the 2018-20 period.
2018-20 target long-term incentive opportunity. In January 2018 and February 2018, respectively, the HEI Compensation Committee established, and the Hawaiian Electric Board ratified, the following 2018-20 target incentive opportunities as a percentage of named executive officer base salary.

Name	2018-20 Target Opportunity* (as % of Base Salary)
Scott W. H. Seu	30%
Tayne S. Y. Sekimura	50%
Jimmy D. Alberts	45%
Colton K. Ching	30%
Ronald R. Cox	30%
Alan M. Oshima	95%

*    The threshold and maximum opportunities were 0.5 times the target opportunity and 2 times the target opportunity, respectively.
2018-20 performance metrics, goals and results. The HEI Compensation Committee established, and the Hawaiian Electric Board approved, the 2018-20 performance metrics and goals below in February 2018. The performance metrics were selected for their correlation with long-term growth in value and alignment with Hawaiian Electric’s multi-year strategic plans.

The chart below identifies the 2018-20 LTIP metrics, the objective each measure serves, the level of achievement required to attain the threshold, target and maximum levels for each metric and the results for 2018-20.
The results shown below incorporate the HEI Compensation Committee's decision to exclude the impact of the unusual events that affected Hawaiian Electric during the 2018-20 period. These adjustments are described below under “Adjustments for unusual events - 2018-20 LTIP."

2018-20 Long-Term Incentive		Goals
Performance Metrics & Why We Use Them	Weighting	Threshold	Target	Maximum	Result
Hawaiian Electric Average Annual EPS Growth[1] promotes shareholder value by focusing on EPS growth based on the last two years of the plan.	30%	6.0%	8.0%	10.0%	5.6%
ROACE as a % of Allowed Return[2] measures Hawaiian Electric’s performance in attaining the level of ROACE it is permitted to earn by its regulator based on the average of the last two years of the plan. The focus on ROACE encourages improved return compared to the cost of capital.	50%	84%	88%	92%	84%
HEI Relative TSR[3] compares the value created for HEI shareholders to that created by other investor-owned electric companies (EEI Index).	20%	30th percentile	50th percentile	70th percentile	37th percentile
1    Hawaiian Electric's Average Annual EPS Growth is calculated by taking the sum of each full calendar year's (2019 and 2020, respectively) EPS percentage growth over the EPS of the prior year and dividing that sum by two. For purposes of this goal, Hawaiian Electric EPS is calculated using Hawaiian Electric net income divided by weighted average HEI Common Stock outstanding. Non‑GAAP adjusted net income used in the computation of EPS growth differs from what is reported under GAAP because it excludes the impact of the unusual events in 2018 through 2020 described below under “Adjustments for unusual events - 2018‑20 LTIP.” For a reconciliation of the GAAP and non‑GAAP results, see “Reconciliation of GAAP to Non‑GAAP Measures: Incentive Compensation Adjustments” attached as Appendix B.
2    ROACE as a percentage of Allowed Return is Hawaiian Electric's consolidated average ROACE based on the last two years of the performance period compared to the weighted average of the allowed ROACE for Hawaiian Electric, Maui Electric and Hawaii Electric Light as determined by the PUC for the same period.
3    HEI Relative TSR compares HEI’s TSR to that of the companies in the 2020 Edison Electric Institute (EEI) Index. For LTIP purposes, TSR is the sum of the growth in price per share of HEI Common Stock as measured at the beginning of the performance period to the end, calculated using the share price on the last trading day of December at the end of the performance period, plus dividends during the period, assuming reinvestment, divided by the share price on the last trading day of December immediately prior to the beginning of the performance period.
Based on the level of performance achieved above, in early 2021 the HEI Compensation Committee approved and the Hawaiian Electric Board ratified the 2018-20 long-term incentive payouts shown below. Dividend equivalent shares accrued during the period on the number of shares earned and were paid along with the shares, as shown below. The payouts are also shown below in the 2020 Option Exercises and Stock Vested table.

Name	Payout (Shares)	Dividend Equivalent (DE) Shares	Total (Payout plus DE Shares)
Scott W. H. Seu	868	91	959
Tayne S. Y. Sekimura	2,039	214	2,253
Jimmy D. Alberts	1,409	148	1,557
Colton K. Ching	902	95	997
Ronald R. Cox	937	98	1,035
Alan M. Oshima	7,159	752	7,911

Non-GAAP Net Income Metrics - 2018‑20 LTIP. The HEI Compensation Committee exercises its discretion in making adjustments to performance results with caution and only in circumstances that are unforeseen and/or unique or extraordinary. The Committee recognizes that Hawaiian Electric is heavily regulated and external forces can impact incentive plans significantly. The Committee is mindful of only considering adjustments that are warranted and will also serve the long-term interests of the Company's stakeholders.
In determining the Hawaiian Electric average annual EPS growth for purposes of the 2018-20 LTIP, the Committee considered the effect of certain events impacting the utility in 2018. Specifically, the Compensation Committee determined it to be appropriate to exclude the items of expense/(gain) set forth below.

Year ended December 31	2018
(in millions)
UTILITY NET INCOME
GAAP (as reported)	$143.7
Excluding special items (after‑tax) for LTIP purposes:
Ongoing impacts relating to the termination of merger[1]	12.4
Federal tax reform and related impacts[2]	(4.7)
Non‑GAAP (adjusted) net income for 2018-20 LTIP purposes	$151.3
Note: Column may not foot due to rounding
1 Primarily reflects certain expenses related to the termination of the proposed merger with NextEra Energy, including Hawaiian Electric's liquid natural gas (LNG) project costs and adjustments to test year revenue requirements for customer benefit adjustments in the Hawaiian Electric and Maui Electric rate case decisions.
2 Reflects various tax adjustments for tax reform and related impacts.

See page 18 of Exhibit 99.1 to Hawaiian Electric's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 for a more detailed discussion of the 2018 adjustments. See also “Reconciliation of GAAP to Non‑GAAP Measures: Incentive Compensation Adjustments,” attached as Appendix B.
2019-21 long-term incentive plan. Hawaiian Electric’s 2019-21 long-term incentive plan was described on pages 16-17 of Exhibit 99.1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2019.
Restricted Stock Units (RSUs)
Hawaiian Electric named executive officers are eligible to receive annual equity-based grants in the form of RSUs that vest over a four-year period. RSUs offer executives the opportunity to receive shares of HEI Common Stock when the restrictions lapse, generally subject to continued employment with the Company through vesting. The value of the annual RSU grant is a percentage of the executive’s base salary as shown in the table above. These awards are designed to focus executives on creating long-term value for shareholders and other stakeholders. Since they take four years to fully vest, the RSUs also promote retention. The RSUs vest and convert to shares of HEI Common Stock in four equal annual installments beginning one year from the date of grant (plus compounded dividend equivalent shares on the installment that vested in such year). The 2020 RSU grants are set forth below in the 2020 Grants of Plan-Based Awards table.
Benefits
Retirement. Hawaiian Electric provides retirement benefits to named executive officers to promote financial security in recognition of years of service and to attract and retain high-quality leaders.
Hawaiian Electric employees, including named executive officers, are eligible to participate in the HEI Retirement Plan, which is a tax-qualified defined benefit pension plan, and to save for retirement on a tax-deferred (or Roth) basis through HEI’s Retirement Savings Plan, a tax-qualified defined contribution 401(k) plan, which does not provide non-elective employer contributions for any participants and does not provide matching contributions for participants who joined the Company before May 1, 2011. In 2011, HEI amended the HEI Retirement Plan and HEI Retirement Savings Plan to create a new benefit structure for employees hired on or after May 1, 2011. Employees covered by the new benefit structure receive a reduced pension benefit under the HEI Retirement Plan, but are eligible for limited matching contributions under the HEI Retirement Savings Plan. These changes are intended to lower the cost of pension benefits over the long term. Messrs. Oshima and Alberts joined the Company after May 1, 2011 and are eligible to receive matching contributions under the amended HEI Retirement Savings Plan. The other named executive officers are not eligible to receive matching contributions under that plan, since they joined the Company prior to May 1, 2011.
Additional retirement benefits that cannot be paid from the HEI Retirement Plan due to Internal Revenue Code limits are provided to Hawaiian Electric named executive officers and other executives through the nonqualified HEI Excess Pay Plan. Benefits under the HEI Excess Pay Plan are determined using the same formula as the HEI Retirement Plan, but are not subject to the Internal Revenue Code limits on the amount of annual compensation that can be used for calculating benefits under qualified retirement plans and on the amount of annual benefits that can be paid from qualified retirement plans. This allows those participating in the HEI Excess Pay Plan a total retirement benefit at the same general percentage of final average pay afforded to other employees under the HEI Retirement Plan. In 2020, all Hawaiian Electric named executive officers other than

Mr. Ching participated in the HEI Excess Pay Plan. Retirement benefits are discussed in further detail below in the 2020 Pension Benefits table and related notes.
Deferred compensation plans. Hawaiian Electric provides named executive officers and other executives the opportunity to participate in plans that allow them to defer compensation and the resulting tax liability. Hawaiian Electric named executive officers may participate in the HEI Deferred Compensation Plan, a nonqualified deferred compensation plan implemented in 2011 and amended and restated effective January 1, 2019, that allows the deferral of portions of the participants’ cash compensation, with certain limitations, and provides investment opportunities that are substantially similar to those available under the HEI Retirement Savings Plan. In 2020, there were no matching or other employer contributions under the HEI Deferred Compensation Plan for employees of Hawaiian Electric. Hawaiian Electric named executive officers are also eligible to defer payment of annual and long-term incentive awards and the resulting tax liability under a prior HEI nonqualified deferred compensation plan, although no named executive officer deferred compensation under that plan in 2020. Deferred compensation benefits are discussed in further detail below in the 2020 Nonqualified Deferred Compensation table and related notes.
Executive Death Benefit Plan (frozen since 2009). In September 2009, HEI froze the Executive Death Benefit Plan of HEI and Participating Subsidiaries, which provides death benefits to an executive’s beneficiaries following the executive’s death while employed or after retirement. As part of the freeze, HEI closed the plan to new participants and ceased all benefit accruals for current participants (i.e., there is no increase in death benefits due to salary increases after September 9, 2009). Under contracts with Executive Death Benefit Plan participants in effect before September 2009, the death benefits were grossed up for tax purposes. This treatment was considered appropriate because the executive death benefit is a form of life insurance, and historically life insurance proceeds have been excluded from income for federal tax purposes. Mr. Seu, Ms. Sekimura, Mr. Ching and Mr. Cox are covered under the Executive Death Benefit Plan. Messrs. Oshima and Alberts are not covered under the plan because they joined the Company after the plan was frozen. Death benefits are discussed in further detail below in the 2020 Pension Benefits table and related notes.
Double-trigger change-in-control agreements. The HEI Compensation Committee and Hawaiian Electric Board consider change‑in‑control agreements to be an appropriate tool to recruit executives as an expected part of their compensation package to encourage the continued attention of key executives to the performance of their duties without distraction in the event of a potential change in control and to assist in retaining key executives. Change‑in‑control agreements can protect against executive flight during a transaction when key executives might, in the absence of the agreement, leave the Company and accept employment elsewhere. As of December 31, 2020, only Mr. Seu had a change‑in‑control agreement.
Change‑in‑control agreements are double trigger, which means that they provide for cash severance and other benefits only upon a qualifying termination of the executives’ employment following a change in control. In determining the amount an executive is eligible to receive in such an event, the HEI Compensation Committee takes into account the executive’s expected role in a potential transaction, value to the organization and internal equity. The agreement approved by the HEI Compensation Committee for Mr. Seu provides for a cash lump sum payment of two times his base salary plus annual incentive. The annual incentive pay used in calculating the severance payment is the greater of the current annual incentive target or the largest actual annual incentive payout during the preceding three fiscal years. Aggregate payments under change-in-control agreements are limited to the maximum amount deductible under Section 280G of the Internal Revenue Code and there are no tax gross ups with respect to payments under these agreements. Payment of the severance benefits is conditioned on the Company receiving a release of claims by the applicable executive.
Change‑in‑control agreements have initial terms of two years and automatically renew for an additional year on each anniversary unless 90 days’ notice of nonrenewal is provided by either party, so that the protected period is at least one year upon nonrenewal. The agreements remain in effect for two years following a change in control. The agreements define a change in control generally as a change in ownership of HEI, a substantial change in the voting power of HEI’s securities or a change in the majority of the composition of the Board following consummation of a merger, tender offer or similar transaction. Change‑in‑control benefits are discussed in further detail in the Potential Payments Upon Termination or Change in Control section and related notes.
Minimal perquisites. Hawaiian Electric provides minimal other compensation to the named executive officers in the form of perquisites because such items are commonly provided to business executives in Hawaii, such as club memberships primarily for the purpose of business entertainment, or are necessary to recruit executives, such as relocation expenses or extra weeks of vacation. Hawaiian Electric may, from time to time, reimburse reasonable business-related expenses. In 2020, the Company paid club membership dues for all named executive officers, for the primary purpose of business entertainment expected of executives in their positions. In 2020, Mr. Alberts received one more week of vacation annually than other employees with similar length of service typically receive. For further description of perquisites, see footnote 5 to the 2020 Summary Compensation Table below.

Elimination of most tax gross-ups. Hawaiian Electric has eliminated nearly all tax gross-ups. There are no tax gross-ups on club membership initiation fees or dues. As discussed under "Executive Death Benefit Plan," tax gross ups of death benefits only apply to executives who participated in the Executive Death Benefit Plan before it was frozen in 2009.
Additional policies and information
Prohibition on hedging and pledging
HEI’s Insider Trading Policy, among other prohibitions, prohibits all directors, officers and employees of HEI and its subsidiaries (as well as the spouses, minor children, adult family members sharing the same household and any other person for whom the director, officer or employee exercises substantial control over such person’s securities trading decisions) from holding such securities in margin accounts or pledging such securities or engaging directly or indirectly in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of HEI's securities. Hedging transactions include (but are not limited to) collars, equity swaps, exchange funds and prepaid variable forward sale contracts.
Executive Compensation Clawback Policy
HEI has a formal executive compensation clawback policy that applies to any performance-based compensation awarded to an executive officer, including Hawaiian Electric executive officers. Under that policy, in the event the financial statements of HEI or Hawaiian Electric are significantly restated, the Hawaiian Electric and HEI Boards and the HEI Compensation Committee will review the circumstances that caused the need for the restatement and determine whether fraud, gross negligence or intentional misconduct were involved. If so, the Hawaiian Electric and HEI Boards may direct the Company to recover all or a portion of any performance-based award from the executive officer(s) found personally responsible. The SEC has issued proposed rules concerning clawback policies pursuant to the Dodd-Frank Act. HEI will amend its clawback policy to ensure it is consistent with the final rules as and when required.
Tax and accounting impacts on compensation design
In designing compensation programs, the HEI Compensation Committee considers the tax and accounting implications of its decisions, along with other factors described in this Compensation Discussion and Analysis.
Tax matters. Section 162(m) of the Internal Revenue Code generally limits to $1 million, per applicable executive, the annual federal income tax deduction that a publicly-held corporation may claim for total taxable compensation payable to certain covered executive officers, including both current and former executives.
In determining compensation for our executive officers, the HEI Compensation Committee primarily considers factors that provide incentives for the achievement of business objectives, but also considers the extent to which the compensation is deductible. The HEI Compensation Committee recognizes the impact of Section 162(m) and its significance to the Company’s compensation programs but retains the flexibility and discretion to structure compensation appropriately, whether or not deductible.
Another tax consideration factored into the design of the Company’s compensation programs is compliance with the requirements of Section 409A of the Internal Revenue Code, for which noncompliance can result in additional taxes on participants in deferred compensation arrangements.
Accounting matters. In establishing performance goals for equity compensation, the HEI Compensation Committee may consider the impact of accounting rules. Accounting rules prescribe the way in which compensation is expensed. For example, under GAAP, compensation is generally expensed when earned. Financial Accounting Standards Board Accounting Standards Codification Topic 718 generally requires that equity compensation awards be accounted for based on their grant date fair value, which is recognized over the relevant service periods. The Hawaiian Electric Board and HEI Compensation Committee also have discretion in determining the level of achievement for the award and may determine that there should not be any incentive payout that would result solely from the adoption of a new accounting principle that affects a financial measure.

Hawaiian Electric Board and HEI Compensation Committee Report
The Hawaiian Electric Board and the HEI Compensation Committee have reviewed and discussed with management the foregoing Compensation Discussion and Analysis. Based on such review and discussion, the HEI Compensation Committee recommended to the Hawaiian Electric Board, and taking into account such recommendation the Hawaiian Electric Board approved, that the Compensation Discussion and Analysis be included in this Exhibit 99.1 and incorporated by reference in the Hawaiian Electric 2020 Annual Report on Form 10-K with which this Exhibit 99.1 is filed.
Hawaiian Electric Board of Directors
Timothy E. Johns, Chairperson
James A. Ajello
Kevin M. Burke
Alana K. Pakkala
Scott W. H. Seu
Kelvin H. Taketa

Compensation Committee of the HEI Board of Directors
Richard J. Dahl, Chairperson
Thomas B. Fargo
Peggy Y. Fowler
Mary G. Powell
Eva T. Zlotnicka

Compensation Committee Interlocks and Insider Participation
The Hawaiian Electric Board does not have a separate compensation committee. Rather, the entire Hawaiian Electric Board serves as Hawaiian Electric’s compensation committee and oversees the design and implementation of Hawaiian Electric executive compensation programs. In addition, as part of its responsibility to oversee compensation programs at HEI and its subsidiaries, the HEI Compensation Committee assists the Hawaiian Electric Board by approving performance- and equity-based compensation for ratification by the Hawaiian Electric Board and making recommendations to the Hawaiian Electric Board regarding other executive compensation matters.
During the last fiscal year, Hawaiian Electric President & CEO Scott W. H. Seu, also a Hawaiian Electric director, was responsible for evaluating the performance of the other Hawaiian Electric named executive officers and other Hawaiian Electric senior officers, and for proposing compensation for those officers to the HEI Compensation Committee for recommendation to the Hawaiian Electric Board. Mr. Seu did not participate in the deliberations of the HEI Compensation Committee to recommend, or of the Hawaiian Electric Board to determine, his own compensation, but did participate in deliberations of the Hawaiian Electric Board to determine the compensation of the other Hawaiian Electric named executive officers.

EXECUTIVE COMPENSATION TABLES
Summary Compensation Table
The table below shows total compensation: (i) for 2018-2020 for all of the named executive officers other than Messrs. Seu, Ching and Cox, (ii) for 2019 and 2020 for Mr. Cox (who was not a named executive officer in 2018) and (iii) for 2020 for Messrs. Seu and Ching (who were not named executive officers in 2018 and 2019).
•Cash compensation earned for the applicable year is reported in the "Salary," "Nonequity Incentive Plan Compensation" and "All Other Compensation" columns (see explanation in the paragraph below regarding the 2016-18 LTIP awards).
•The "Stock Awards" column reflects: (i) the opportunity to earn shares of HEI Common Stock under the 2018-20, 2019-21 and 2020-22 LTIP, respectively, if performance metrics are achieved and (ii) RSUs that vest over 2018-21, 2019-22 and 2020-23, respectively, and may be forfeited in whole or in part if the executive leaves before the vesting period ends.
•Due to the disclosure timing differences between cash and equity‑based LTIP awards, the amounts in the Summary Compensation Table for 2018 are notably higher than, and not comparable to, the reported amounts for 2019 and 2020, and are not reflective of 2018 NEO target compensation. This is because LTIP awards made in 2016 (settled in 2018) were denominated in cash rather than in stock due to the NextEra merger that was pending when the applicable award opportunities were established. SEC rules require cash-denominated LTIP awards to be reported in the year settled, whereas equity-based awards are reported in the year in which they are granted. As a result, the 2018 amounts in the table include both (i) cash settlement of LTIP awards granted in 2016 (with respect to the 2016-2018 LTIP), and (ii) equity-based LTIP grants made in 2018 (with respect to the 2018‑2020 LTIP).
2020 SUMMARY COMPENSATION TABLE

Name and 2020 Principal Positions	Year	Salary ($) (1)	Stock Awards ($) (2)	Nonequity Incentive Plan Compen- sation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compen- sation ($) (5)	Total Without Change in Pension Value ($) (6)	Total ($)
Scott W. H. Seu	2020	419,750	651,282	394,587	999,547	—	1,465,619	2,465,166
President and Chief Executive Officer

Tayne S. Y. Sekimura	2020	383,133	326,050	240,031	857,936	—	949,214	1,807,150
Senior Vice President and Chief Financial Officer	2019	371,983	319,518	144,627	755,908	—	836,128	1,592,036
	2018	361,133	311,322	328,775	—	—	1,001,230	1,001,230
Jimmy D. Alberts	2020	294,167	235,620	165,911	120,364	16,403	712,101	832,465
Senior Vice President, Business Development & Strategic Planning	2019	285,617	230,804	99,908	99,696	19,644	635,973	735,669
	2018	277,350	224,879	227,346	31,731	18,964	748,539	780,270
Colton K. Ching	2020	282,717	226,416	159,452	584,621	—	668,585	1,253,206
Senior Vice President, Planning & Technology
Ronald R. Cox	2020	294,167	235,620	165,911	226,743	—	695,698	922,441
Senior Vice President, Operations	2019	285,517	230,728	99,874	264,070	—	616,119	880,189
Alan M. Oshima	2020	385,017	—	—	120,571	12,125	397,142	517,713
Former President and Chief Executive Officer	2019	707,350	1,143,849	412,527	165,887	14,160	2,277,886	2,443,773
	2018	686,750	1,114,464	1,012,797	91,578	13,635	2,827,646	2,919,224
1.Salary. This column represents cash base salary received for the year.
2.Stock Awards. These amounts represent the aggregate grant date fair value of stock awards granted in the years shown computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC Topic 718). For 2018, 2019 and 2020, these amounts are composed of: (i) the opportunity (based on probable outcome of performance conditions (in this case, target) as of the grant date) to earn shares of HEI Common Stock in the future pursuant to the 2018-20, 2019-21 and 2020-22 LTIPs, respectively, if pre-established performance goals are achieved and (ii) RSUs vesting in installments over a four-year period. Since the 2016-18 LTIP is denominated in cash rather than in stock, in accordance with SEC rules, the cash payouts are reported in the "Nonequity Incentive Plan Compensation" column in this Summary Compensation Table for 2018. See the 2020 Grants of Plan-Based Awards table below for the portion of the amount in the Stock Awards column above that is composed of 2020 grants of RSUs and performance award opportunities under the 2020-22 LTIP. Assuming achievement of the highest level of performance conditions, the maximum value of the performance awards payable in 2022 under the 2020-22 LTIP would be: Mr. Seu $672,941; Ms. Sekimura $383,910; Mr. Alberts $265,298; Mr. Ching $254,975; and Mr. Cox $265,298. For a discussion of the assumptions underlying the amounts set out for the RSUs and 2020-22 LTIP, see Note 11 to the Consolidated Financial Statements in the Annual Report on Form 10-K to which this Exhibit 99.1 is attached.

3.Nonequity Incentive Plan Compensation. These amounts represent cash payouts to named executive officers under the annual incentive plan, the Executive Incentive Compensation Plan (EICP), earned for the years shown. For 2018, the amounts in this column also include the cash payout from the 2016-18 LTIP.
4.Change in Pension Value and Nonqualified Deferred Compensation Earnings. These amounts represent the change in present value of the accrued pension and executive death benefits from beginning of year to end of year for 2018, 2019 and 2020. These amounts are not current payments; pension and executive death benefits are only paid after retirement or death, as applicable. The amounts in this column depend heavily on changes in actuarial assumptions, such as discount rates, and also are impacted by years of service and age. For 2020 and 2019, the increase in value was primarily due to a decrease in discount rates, which results in an increase in the present value of the accrued benefit. In accordance with SEC rules, the negative change in value in 2018 for Ms. Sekimura is shown as no change in the table above. For a further discussion of the applicable plans, see the 2020 Pension Benefits table and related notes below. No Hawaiian Electric named executive officer had above-market or preferential earnings on nonqualified deferred compensation for the periods covered in the table above.
5.All Other Compensation. The following table summarizes the components of “All Other Compensation” with respect to 2020:

Name	Contributions to Defined Contribution Plans ($)[a]	Other ($)[b]	Total All Other Compensation ($)
Scott W. H. Seu*	—	—	—
Tayne S. Y. Sekimura*	—	—	—
Jimmy D. Alberts	8,818	7,585	16,403
Colton K. Ching*	—	—	—
Ronald R. Cox*	—	—	—
Alan M. Oshima	9,750	2,375	12,125
a    Messrs. Oshima and Alberts received matching contributions to their accounts in the HEI 401(k) Plan up to the amount permitted based on eligible compensation ($285,000 in 2020).
b    Messrs. Oshima and Alberts received club membership dues. Mr. Alberts also had one more week of vacation than employees with similar length of service would usually receive.
*    The total value of perquisites and other personal benefits for Mr. Seu, Ms. Sekimura, Mr. Ching and Mr. Cox was less than $10,000 for 2020 and is therefore not included in the table above.
6.Total Without Change in Pension Value. Total Without Change in Pension Value represents total compensation as determined under SEC rules, minus the change in pension value and executive death benefits amount reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column. We include this column because the magnitude of the change in pension value and death benefits in a given year is largely determined by actuarial assumptions, such as discount rates and mortality assumptions set by the Society of Actuaries, and does not reflect decisions made by the HEI Compensation Committee or Hawaiian Electric Board for that year or the actual benefit necessarily to be received by the recipient. The amounts reported in the Total Without Change in Pension Value column may differ substantially from the amounts reported in the Total column and are not a substitute for the Total column.
Additional narrative disclosure about salary, stock awards, nonequity incentive plan compensation, change in pension benefits and nonqualified deferred compensation earnings and all other compensation can be found in the Compensation Discussion and Analysis above.

Grants of Plan-Based Awards
The table below shows cash performance award opportunities under the 2020 EICP, equity-based performance award opportunities granted under the LTIP for performance over the 2020-22 period and payable in 2023 and RSUs granted in 2020 and vesting in installments over four years.
2020 GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Nonequity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	Grant Date Fair Value of Stock Awards ($) (4)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Scott W. H. Seu	2/11/20 EICP	157,406	314,813	629,625	—	—	—	—	—
	2/11/20 LTIP	—	—	—	3,488	6,975	13,951	—	336,446
	2/11/20 RSU	—	—	—	—	—	—	6,540	314,836
Tayne S. Y. Sekimura	2/11/20 EICP	95,783	191,567	383,133	—	—	—	—	—
	2/11/20 LTIP	—	—	—	1,990	3,979	7,959	—	191,932
	2/11/20 RSU	—	—	—	—	—	—	2,786	134,118
Jimmy D. Alberts	2/11/20 EICP	66,188	132,375	264,750	—	—	—	—	—
	2/11/20 LTIP	—	—	—	1,375	2,750	5,500	—	132,649
	2/11/20 RSU	—	—	—	—	—	—	2,139	102,971
Colton K. Ching	2/11/20 EICP	63,611	127,223	254,445	—	—	—	—	—
	2/11/20 LTIP	—	—	—	1,321	2,643	5,286	—	127,488
	2/11/20 RSU	—	—	—	—	—	—	2,055	98,928
Ronald R. Cox	2/11/20 EICP	66,188	132,375	264,750	—	—	—	—	—
	2/11/20 LTIP	—	—	—	1,375	2,750	5,500	—	132,649
	2/11/20 RSU	—	—	—	—	—	—	2,139	102,971
Note: Mr. Oshima did not receive any grants of plan-based awards in 2020.
EICP    Executive Incentive Compensation Plan (annual incentive)
LTIP    Long-Term Incentive Plan (2020-22 period)
RSU    Restricted Stock Units
1.Estimated Future Payouts Under Nonequity Incentive Plan Awards. Shows possible cash payouts under the 2020 EICP based on meeting performance goals set in February 2020 at threshold, target and maximum levels. Actual payouts for the 2020 EICP are reported in the 2020 Summary Compensation Table above.
2.Estimated Future Payouts Under Equity Incentive Plan Awards. Represents number of shares of HEI Common Stock that may be issued under the 2020-22 LTIP based upon the achievement of performance goals set in February 2020 at threshold, target and maximum levels and vesting at the end of the three-year performance period. LTIP awards are forfeited for terminations of employment during the vesting period, except for terminations due to death, disability or retirement, which allow for pro-rata participation based upon completed months of service after a minimum number of months of service in the performance period. Dividend equivalent shares, not included in the table, are compounded over the period at the actual dividend rate and are paid at the end of the performance period based on actual shares earned.
3.All Other Stock Awards: Number of Shares of Stock or Units. Represents number of RSUs awarded in 2020 that will vest and be issued as unrestricted HEI Common Stock in four equal annual installments on the grant date anniversaries. Unvested awards are forfeited for terminations of employment during the vesting period, except for terminations due to death, disability or retirement, which allow for pro-rata vesting up to the date of termination. Receipt of RSU awards is generally subject to continued employment and expiration of the applicable vesting period. Dividend equivalent shares, not included in the table, are compounded over the period at the actual dividend rate and are paid in HEI Common Stock on RSUs vesting in a given year.
4.Grant Date Fair Value of Stock Awards. Grant date fair value for shares under the 2020-22 LTIP is estimated in accordance with the fair-value based measurement of accounting as described in FASB ASC Topic 718 based upon the probable (in this case, target) outcome of the performance conditions as of the grant date. For a discussion of the assumptions and methodologies used to calculate the amounts reported, see the discussion of performance awards contained in Note 11 (Share-based compensation) to the Consolidated Financial Statements in the 2020 Annual Report on Form 10-K. Grant date fair value for RSUs is based on the closing price of HEI Common Stock on the NYSE on the date of the grant of the award.

Outstanding Equity Awards at 2020 Fiscal Year-End
OUTSTANDING EQUITY AWARDS AT 2020 FISCAL YEAR-END

		Stock Awards
				Equity Incentive Plan Awards
		Shares or Units of Stock That Have Not Vested (1)		Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Name	Grant Year	Number (#)	Market Value ($) (2)
Scott W. H. Seu	2017	374	13,236	—	—
	2018	750	26,543	—	—
	2019	1,913	67,701	6,559	232,123
	2020	6,540	231,451	13,951	493,726
	Total	9,577	338,931	20,510	725,849
Tayne S. Y. Sekimura	2017	917	32,453	—	—
	2018	1,852	65,542	—	—
	2019	2,591	91,695	9,872	349,370
	2020	2,786	98,597	7,959	281,669
	Total	8,146	288,287	17,831	631,039
Jimmy D. Alberts	2017	703	24,879	—	—
	2018	1,422	50,325	—	—
	2019	1,990	70,426	6,822	241,431
	2020	2,139	75,699	5,500	194,645
	Total	6,254	221,329	12,322	436,076
Colton K. Ching	2017	389	13,767	—	—
	2018	781	27,640	—	—
	2019	1,912	67,666	6,556	232,017
	2020	2,055	72,726	5,286	187,072
	Total	5,137	181,799	11,842	419,089
Ronald R. Cox	2017	404	14,298	—	—
	2018	811	28,701	—	—
	2019	1,989	70,391	6,820	241,360
	2020	2,139	75,699	5,500	194,645
	Total	5,343	189,089	12,320	436,005
Alan M. Oshima	2017	2,917	103,233	—	—
	2018	2,999	106,135	—	—
	2019	2,542	89,961	22,788	806,467
	2020	—	—	—	—
	Total	8,458	299,329	22,788	806,467
1.Shares or Units of Stock That Have Not Vested. The remaining installments of the 2017 RSUs vested on January 31, 2021. Of the remaining installments of the 2018 RSUs, one installment vested on January 31, 2021 and the remainder will vest on January 31, 2022. Of the remaining installments of the 2019 RSUs, one installment vested on February 14, 2021 and the remainder will vest in equal annual installments on February 14, 2022 and 2023. For the 2020 RSUs, one installment vested on February 11, 2021 and the remainder will vest in equal annual installments on February 11, 2022, 2023 and 2024.
2.Market Value. Market value is based upon the closing per‑share trading price of HEI Common Stock on the NYSE of $35.39 as of December 31, 2020.
3.Number of Unearned Shares, Units or Other Rights That Have Not Vested. Represents number of shares of HEI Common Stock that would be issued under the 2019-21 and 2020-22 LTIPs if performance goals are met at the maximum level at the end of the respective three-year performance periods.

2020 Option Exercises and Stock Vested
2020 OPTION EXERCISES AND STOCK VESTED

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)		Value Realized on Vesting ($)
Scott W. H. Seu	1,471	(1)	74,138
	959	(2)	33,939	(3)
Tayne S. Y. Sekimura	4,042	(1)	203,717
	2,253	(2)	79,734	(3)
Jimmy D. Alberts	3,105	(1)	156,492
	1,557	(2)	55,102	(3)
Colton K. Ching	1,502	(1)	75,701
	997	(2)	35,284	(3)
Ronald R. Cox	1,562	(1)	78,724
	1,035	(2)	36,629	(3)
Alan M. Oshima	13,801	(1)	695,570
	7,911	(2)	279,970	(3)
1.Represents the number of shares acquired (and dividend equivalents paid in stock based on number of shares vested) upon the 2020 vesting of installments of RSUs granted on February 5, 2016, January 31, 2017, January 31, 2018 and February 14, 2019. Value realized on vesting includes dividend equivalents.

Name	Number of Shares Acquired on Vesting	Compounded Dividend Equivalents	Total Shares Acquired on Vesting
Scott W. H. Seu	1,387	84	1,471
Tayne S. Y. Sekimura	3,707	335	4,042
Jimmy D. Alberts	2,847	258	3,105
Colton K. Ching	1,416	86	1,502
Ronald R. Cox	1,472	90	1,562
Alan M. Oshima	12,677	1,124	13,801
2.Represents the number of shares acquired (and dividend equivalents paid in stock based on earned shares) upon vesting of performance share awards under the 2018-20 LTIP, which were payable in stock at the end of the performance period. Value realized on vesting includes dividend equivalents. The HEI Compensation Committee certified the achievement of the applicable performance measures on February 9, 2021.

Name	Number of Shares Acquired on Vesting	Compounded Dividend Equivalents	Total Shares Acquired on Vesting
Scott W. H. Seu	868	91	959
Tayne S. Y. Sekimura	2,039	214	2,253
Jimmy D. Alberts	1,409	148	1,557
Colton K. Ching	902	95	997
Ronald R. Cox	937	98	1,035
Alan M. Oshima	7,159	752	7,911
3.Represents vested 2018-20 LTIP shares at 2020 year-end closing price of HEI Common Stock of $35.39 per share on December 31, 2020. Actual settlement of the performance share awards under the 2018-20 LTIP occurred on February 19, 2021 (after the February 9, 2021 certification of the applicable performance results) based on the closing price of HEI Common Stock on the NYSE of $35.02 per share. The actual settlement amounts were: Mr. Seu $33,584; Ms. Sekimura $78,900; Mr. Alberts $54,526; Mr. Ching $34,915; Mr. Cox $36,246; and Mr. Oshima $277,043.

Pension Benefits
The table below shows the present value as of December 31, 2020 of accumulated benefits for each of the Hawaiian Electric named executive officers and the number of years of service credited to each executive under the applicable pension plan and executive death benefit plan, determined using the interest rate, mortality table and other assumptions described below, which are consistent with those used in Note 10 to the Consolidated Financial Statements in the 2020 Annual Report on Form 10-K to which this Exhibit 99.1 is attached.
2020 PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($) (4)	Payments During the Last Fiscal Year ($)
Scott W. H. Seu	HEI Retirement Plan (1)	27.3	2,686,155	—
	HEI Excess Pay Plan (2)	27.3	425,879	—
	HEI Executive Death Benefit (3)	—	107,941	—
Tayne S. Y. Sekimura	HEI Retirement Plan (1)	29.6	3,488,770	—
	HEI Excess Pay Plan (2)	29.6	1,147,410	—
	HEI Executive Death Benefit (3)	—	227,898	—
Jimmy D. Alberts	HEI Retirement Plan (1)	8.3	480,576	—
	HEI Excess Pay Plan (2)	8.3	10,430	—
Colton K. Ching	HEI Retirement Plan (1)	29.9	2,843,016	—
	HEI Executive Death Benefit (3)	—	82,172	—
Ronald R. Cox	HEI Retirement Plan (1)	15.1	1,562,693	—
	HEI Excess Pay Plan (2)	15.1	32,706	—
	HEI Executive Death Benefit (3)	—	124,766	—
Alan M. Oshima	HEI Retirement Plan (1)	9.2	434,333	—
	HEI Excess Pay Plan (2)	9.2	636,611	—
1.The HEI Retirement Plan is the standard retirement plan for HEI and Hawaiian Electric employees. Normal retirement benefits under the HEI Retirement Plan for management employees hired before May 1, 2011, including all of the named executive officers other than Messrs. Oshima and Alberts, are calculated based on a formula of 2.04% × Credited Service (maximum 67%) × Final Average Compensation (average monthly base salary for highest thirty-six consecutive months out of the last ten years). Credited service is generally the same as the years of service with HEI and other participating companies (Hawaiian Electric, Hawaii Electric Light and Maui Electric). Credited service is also provided for limited unused sick leave and for the period a vested participant is on long-term disability. The normal form of benefit is a joint and 50% survivor annuity for married participants and a single life annuity for unmarried participants. Actuarially equivalent optional forms of benefit are also available. Participants who qualify to receive retirement benefits immediately upon termination of employment may also elect a single sum distribution of up to $100,000 with the remaining benefit payable as an annuity. Single sum distributions are not eligible for early retirement subsidies, and so may not be as valuable as an annuity at early retirement. Retirement benefits are increased by an amount equal to approximately 1.4% of the initial benefit every twelve months following retirement. The plan provides benefits at early retirement (prior to age 65), normal retirement (age 65), deferred retirement (over age 65) and death. Subsidized early retirement benefits are available for participants who meet certain age and service requirements at ages 50-64. The accrued normal retirement benefit is reduced by an applicable percentage, which ranges from 30% for early retirement at age 50 with at least 15 years of service to 1% at age 59. Accrued benefits are not reduced for eligible employees who retire at age 60 and above. The early retirement subsidies are not available to employees who terminate employment with vested benefits but prior to satisfying the age and service requirements for the early retirement subsidies.
HEI and Hawaiian Electric management employees who commenced employment on or after May 1, 2011, such as Messrs. Oshima and Alberts, receive reduced benefits under the HEI Retirement Plan (e.g., reduced benefit formula, more stringent requirements for subsidized early retirement benefits, reduced early retirement subsidies and no post-retirement cost-of-living adjustment). Normal retirement benefits for these employees are calculated based on a formula of 1.5% × Credited Service × Final Average Compensation (average monthly base salary for highest thirty-six consecutive months out of the last ten years). These employees are eligible for a limited match under the HEI Retirement Savings Plan (50% match on the first 6% of compensation deferred).
As of December 31, 2020, all of the named executive officers were eligible for retirement benefits under the HEI Retirement Plan.
2.As of December 31, 2020, all of the named executive officers other than Mr. Ching were participants in the HEI Excess Pay Plan. Benefits under the HEI Excess Pay Plan are determined using the same formula as the HEI Retirement Plan, but are not subject to the Internal Revenue Code limits on the amount of annual compensation that can be used for calculating benefits under qualified retirement plans ($285,000 in 2020 as indexed for inflation) and on the amount of annual benefits that can be paid from qualified retirement plans (the lesser of $230,000 in 2020 as indexed for inflation, or the participant’s highest average compensation over three consecutive calendar years). Benefits payable under the HEI Excess Pay Plan are reduced by the benefit payable from the HEI Retirement Plan. Early retirement, death benefits and vesting provisions are similar to the HEI Retirement Plan.
3.Mr. Seu, Ms. Sekimura, Mr. Ching and Mr. Cox are covered by the Executive Death Benefit Plan of HEI and Participating Subsidiaries. The plan was amended effective September 9, 2009 to close participation to new participants and freeze the benefit for existing participants. Under the amendment, death benefits will be paid based on salaries as of September 9, 2009. The plan provides death benefits equal to two times the executive’s base salary as of September 9, 2009 if the executive dies while actively employed or, if disabled, dies prior to age 65, and one times the executive’s base salary as of September 9, 2009 if the executive dies following retirement. The amounts shown in the table above assume death following retirement. Death benefits are grossed up by the amount necessary to pay income taxes on the grossed up benefit amount as an equivalent to the tax exclusion for death benefits paid from a life insurance policy. Messrs. Oshima and Alberts were not employed by Hawaiian Electric at the time the plan was frozen and therefore are not entitled to any benefits under the plan.
4.The present value of accumulated benefits for the Hawaiian Electric named executive officers included in the 2020 Pension Benefits table was determined based on the following:
Methodology -- The present values are calculated as of December 31, 2020 based on the credited service and pay of the Hawaiian Electric named executive officer as of such date (or the date of benefit freeze, if earlier).
Assumptions
a.Discount Rate – The discount rate is the interest rate used to discount future benefit payments in order to reflect the time value of money. The discount rates used in the present value calculations are 2.92% for retirement benefits and 2.83% for executive death benefits as of December 31, 2020.
b.Mortality Table – The PRI-2012 Mortality Table (separate male and female rates) with generational projection using scale MP-2020 from base year 2012 is used to discount future pension benefit payments in order to reflect the probability of survival to any given future date. For the calculation of the executive death benefit present values, the mortality table rates are multiplied by the death benefit to capture the death benefit payments assumed to occur at all future dates. Mortality is applied post-retirement only.
c.Retirement Age – A Hawaiian Electric named executive officer included in the table is assumed to remain in active employment until, and assumed to retire at, the later of (a) the earliest age when unreduced pension benefits would be payable or (b) attained age as of December 31, 2020.
d.Pre-Retirement Decrements – Pre-retirement decrements refer to events that could occur between the measurement date and the retirement age (such as withdrawal, early retirement and death) that would impact the present value of benefits. No pre-retirement decrements are assumed in the calculation of pension benefit table present values. Pre-retirement decrements are assumed for financial statement purposes.
e.Unused Sick Leave – Each Hawaiian Electric named executive officer who participates in the HEI Retirement Plan is assumed to have accumulated 1,160 unused sick leave hours at retirement age.
2020 Nonqualified Deferred Compensation
Although all Hawaiian Electric named executive officers are eligible to participate in the HEI deferred compensation plans, which are described in the Compensation Discussion and Analysis above, only Ms. Sekimura and Mr. Oshima deferred any amount or had an account balance under those plans in 2020.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings/(Losses) in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[2]
Tayne S. Y. Sekimura	—	—	24,099	—	201,501
Alan M. Oshima	—	—	45,021	362,435	535,541
1.    Represents salary and incentive compensation deferrals under the HEI Deferred Compensation Plan, a contributory nonqualified deferred compensation plan implemented in 2011. The plan allows certain HEI and Hawaiian Electric executives to defer up to 100% of annual base salary in excess of the compensation limit set forth in Internal Revenue Code Section 401(a)(17) ($285,000 in 2020, as indexed for inflation) and up to 80% of any incentive compensation paid in cash. In 2020, there were no matching or other employer contributions under the plan. The deferred amounts are credited with gains/losses of deemed investments chosen by the participant from a designated list of publicly traded mutual funds and other investment offerings. Earnings are not above-market or preferential and therefore are not included in the 2020 Summary Compensation Table above. The distribution of accounts from the plan is triggered by disability, death or separation from service (including retirement) and will be delayed for a 6-month period to the extent necessary to comply with Internal Revenue Code Section 409A. A participant may elect to receive distributions triggered by separation from service in a lump sum or in substantially equal payments spread over a period not to exceed 15 years. Lump sum benefits are payable in the event of disability or death.
2.    Amounts in this column include contributions reported in the Summary Compensation Table for each year in which each executive listed above was a named executive officer.

Potential Payments Upon Termination or Change in Control
The table below shows the potential payments to each Hawaiian Electric named executive officer in the event of retirement, death or disability, voluntary termination, termination for cause, termination without cause and termination after change in control, assuming termination occurred on December 31, 2020. The amounts listed below are estimates; actual amounts to be paid would depend on the actual date of termination and circumstances existing at that time.
2020 TERMINATION/CHANGE-IN-CONTROL PAYMENT TABLE

Name/ Benefit Plan or Program	Retirement on 12/31/20 ($) (1)	Termination due to death or disability on 12/31/20 ($) (2)	Voluntary termination, termination for and without cause on 12/31/20 ($) (3)	Termination after change in control on 12/31/20 ($) (4)
Scott W. H. Seu
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	167,608	167,608	—	—
Restricted Stock Units (7)	106,755	106,755	—	—
Change-In-Control Agreement (4)	—	—	—	1,133,364
TOTAL	274,363	274,363	—	1,133,364
Tayne S. Y. Sekimura
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	172,703	172,703	—	331,960
Restricted Stock Units (7)	126,648	126,648	—	309,380
TOTAL	299,351	299,351	—	641,340
Jimmy D. Alberts
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	119,335	119,335	—	229,411
Restricted Stock Units (7)	97,200	97,200	—	237,502
TOTAL	216,535	216,535	—	466,913
Colton K. Ching
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	114,700	114,700	—	220,474
Restricted Stock Units (7)	70,328	70,328	—	193,691
TOTAL	185,028	185,028	—	414,165
Ronald R. Cox
Executive Incentive Compensation Plan (5)	—	—	—	—
Long-Term Incentive Plan (6)	119,335	119,335	—	229,374
Restricted Stock Units (7)	73,142	73,142	—	201,475
TOTAL	192,477	192,477	—	430,849
Note: All stock-based award amounts were valued using the 2020 year-end closing price of HEI Common Stock on the NYSE of $35.39 per share on December 31, 2020. Other benefits that are available to all salaried employees on a nondiscriminatory basis and perquisites aggregating less than $10,000 in value have not been listed.
1.Retirement payments & benefits. All named executive officers were eligible for retirement as of December 31, 2020. In addition to the amounts shown in this column, retired executives are entitled to receive their vested retirement plan and deferred compensation benefits under all termination scenarios. See the 2020 Pension Benefits and 2020 Nonqualified Deferred Compensation tables above.
2.Termination due to death or disability payments & benefits. All named executive officers were eligible for death or disability payments & benefits as of December 31, 2020.
3.Voluntary termination payments & benefits. If a Hawaiian Electric named executive officer voluntarily terminates employment, he or she could lose any annual or long-term incentives based upon the HEI Compensation Committee’s right to amend, suspend or terminate any incentive award or any portion of it at any time. Voluntary termination results in the forfeiture of unvested RSUs and participation in incentive plans. Mr. Seu's entitlement to rights under his change-in-control agreement would also end.
Termination for cause payments & benefits. If the executive is terminated for cause, he or she could lose any annual or long-term incentives based upon the HEI Compensation Committee’s right to amend, suspend or terminate any incentive award or any portion of it at any time. “Cause” generally means a violation of the HEI Corporate Code of Conduct or, for purposes of awards under the 2010 Equity and Incentive Plan, as amended (EIP), has the meaning set forth in such plan. Termination for cause results in the forfeiture of all unvested RSUs and participation in incentive plans. Mr. Seu's entitlement to rights under his change-in-control agreement would also end.
Termination without cause payments & benefits. If the executive is terminated without cause, he or she could lose any annual or long-term incentives based upon the HEI Compensation Committee’s right to amend, suspend or terminate any incentive award or any portion of it at any time. Termination without cause results in the forfeiture of unvested RSUs. As discussed in footnote 4 below, different benefits would be payable to Mr. Seu if his termination without cause were to follow a change in control under the terms of his change-in-control agreement.
4.Termination after change-in-control payments & benefits. Of the named executive officers, only Mr. Seu had a change-in-control agreement as of December 31, 2020.
"Change in control" generally means a change in ownership of HEI, a substantial change in the voting power of HEI's securities or a change in the majority of the composition of the Board following the consummation of a merger, tender offer or similar transaction. The change-in-control agreement is double trigger, which means that it provides for cash severance and other benefits only upon a qualifying termination of the executive's employment following a change in control. Mr. Seu has a lump sum severance multiplier of two times, in each case applied to the sum of his base salary and annual incentive compensation (determined to be the greater of the current target or the largest actual annual incentive compensation during the preceding three years).
In addition, under the change-in-control agreement Mr. Seu would receive continued life, disability, dental, accident and health insurance benefits for the severance period (i.e., the number of years equal to the applicable severance multiplier). Mr. Seu would receive a lump sum payment equal to the present value of the additional benefit he would have earned under his respective retirement and savings plans during the severance period. Mr. Seu would also receive the greater of current target or actual projected EICP and cash-based LTIP compensation pro-rated if termination occurs during the first half of the applicable performance period and the full value if termination occurs in the second half of the applicable performance period. For RSUs not granted under the LTIP, in the event of a change in control as defined by the EIP, either (i) the surviving or acquiring entity will assume all outstanding RSUs not granted under LTIP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested. Additional age and service credit is received for the severance period for purposes of determining retiree welfare benefit eligibility. Mr. Seu would receive outplacement services, capped at 15% of annual base salary. Payment would generally be delayed for six months following termination of employment to the extent required to avoid an additional tax under Section 409A of the Internal Revenue Code. Interest would accrue during any six-month delay period at the prevailing six-month certificate of deposit rate and payments would be set aside during that period in a grantor (rabbi) trust. There are no tax gross ups provided for in the agreement and, as provided in the change-in-control agreement, the total severance amount shown is limited to the maximum amount deductible under Section 280G of the Internal Revenue Code for Mr. Seu. Payment of the foregoing benefits is subject to a release of claims by Mr. Seu.
For executives who do not have a change-in-control agreement, the EIP and respective plan agreements provide for accelerated vesting or payments to be made to executives upon a change in control. The effects of a change in control on EICP and LTIP awards and RSUs for executives without a change-in-control agreement are described in notes 5, 6 and 7 below.
5.Executive Incentive Compensation Plan (EICP). Excludes amounts payable under the 2020 EICP because those amounts would have vested without regard to termination because the applicable performance period ended on December 31, 2020. Upon death, disability or retirement, executives continue to participate in the EICP on a pro-rata basis if the executive has met applicable minimum service requirements, with a lump sum payment to be made by Hawaiian Electric if the applicable performance goals are achieved. The plan documents provide that in the event of a change in control as defined by the EIP, the EICP award would be immediately paid out in cash at target level, pro-rated for completed months of service in the performance period. For the remaining unvested portion of the award, the EIP provides that: (i) the surviving entity or acquiring entity will assume all awards outstanding under the EICP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested (with all performance goals deemed achieved at 100% of target levels). Annual incentive compensation payments for NEOs in the event of a change in control are further described in footnote 4 above.
6.Long-Term Incentive Plan (LTIP). Excludes amounts payable under the 2018-20 LTIP because those amounts would have vested without regard to termination because the applicable performance period ended on December 31, 2020. Upon death, disability or retirement, executives continue to participate in each ongoing LTIP cycle on a pro-rata basis if the executive has met applicable minimum service requirements, with a lump sum payment to be made by Hawaiian Electric if performance goals are achieved. The amounts shown are at target for all applicable plan years, pro-rated based upon service through December 31, 2020; actual payouts will depend upon performance achieved at the end of the plan cycle. The plan documents provide that in the event of a change in control as defined by the EIP, the LTIP award would be immediately paid out in cash at target level, pro-rated for completed months of service in the performance period. For the remaining unvested portion of the award, the EIP provides that: (i) the surviving entity or acquiring entity will assume all awards outstanding under the LTIP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested (with all performance goals deemed achieved at 100% of target levels). Long-term incentive compensation payments for NEOs in the event of a change in control are further described in footnote 4 above and quantified as part of the Change-in-Control Agreement payment in the table above.
7.Restricted Stock Units (RSUs) not granted under LTIP. Termination for or without cause results in the forfeiture of unvested RSUs not granted under the LTIP. Termination due to death, disability or retirement results in pro-rata vesting of RSUs not granted under the LTIP. The EIP provides that in the event of a change in control as defined by the EIP, either (i) the surviving or acquiring entity will assume all outstanding RSUs not granted under LTIP or will substitute similar awards and such awards would vest in full upon a termination within 24 months following the change in control without cause or by the participant with good reason, as each term is defined by the EIP or (ii) to the extent the surviving entity refuses to assume or substitute such awards, such awards shall become fully vested. The vesting of RSUs in the event of a qualifying termination of employment for NEOs following a change in control is further described in footnote 4 above and quantified as part of the Change-in-Control Agreement payment in the table above.

CEO Pay Ratio
As required by SEC rules, we are disclosing the ratio of Hawaiian Electric's median employee’s annual total compensation to the annual total compensation of Hawaiian Electric's CEO.
In accordance with Item 402(u) of Regulation S-K, we identified our median employee by evaluating 2019 Form W-2s for all individuals, excluding our CEO, who were employed by us on October 1, 2020. We included all employees, whether employed on a full-time, part-time, or seasonal basis and assumed no compensation earned in 2019 for employees hired in 2020. We believe that the use of Form W-2 compensation for all employees is an appropriate compensation measure for this purpose because it reasonably reflects annual compensation for our employees.
After identifying the median employee based on Form W-2 compensation, we calculated annual total compensation for such employee using the same methodology we use for our CEO as set forth in the 2020 Summary Compensation Table above. The SEC rules allow for varying methodologies for companies to identify their median employee. Other companies may have different employment and compensation practices and may utilize different methodologies, estimates and assumptions in calculating their own pay ratios. Therefore, the pay ratios reported by other companies may not to be relevant for purposes of comparison to our pay ratio.

CEO to Median Employee Pay Ratio
	President & CEO	Median Employee
Base Salary	$419,750	$98,883
Stock Awards	651,282	—
Non-Equity Incentive Plan Compensation	394,587	—
Change in Pension Value (1)	999,547	34,360
All Other Compensation	—	3,316
TOTAL	$2,465,166	$136,559

CEO Pay to Median Employee Pay Ratio	18:1
(1)     These amounts are attributable to a change in the value of each individual’s defined benefit pension account balance and do not represent earned or paid compensation. Despite the fact that these amounts are not paid, they are required to be taken into account for purposes of calculating total annual compensation for SEC reporting purposes. Pension values fluctuate over time, can rise or fall year-to-year and are dependent on many variables including market conditions, years of service, earnings, and actuarial assumptions such as discount rates.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
Security ownership of certain beneficial owners
Hawaiian Electric Common Stock
HEI owns all of Hawaiian Electric’s outstanding Common Stock, which is Hawaiian Electric’s only class of securities generally entitled to vote on matters requiring shareholder approval.
Hawaiian Electric Preferred Stock
Various series of Hawaiian Electric Preferred Stock have been issued and are outstanding. Shares of Hawaiian Electric Preferred Stock are not considered voting securities, but upon certain defaults in dividend payments holders of Hawaiian Electric Preferred Stock may have the right to elect a majority of the directors of Hawaiian Electric. HEI owns 100,000 shares of Hawaiian Electric Preferred Stock, or approximately 9% of the 1,114,657 shares of Hawaiian Electric Preferred Stock outstanding. No Hawaiian Electric directors, executive officers or named executive officers (as listed in the Compensation Discussion and Analysis above) own Hawaiian Electric Preferred Stock.

HEI Common Stock
The table below shows the number of shares of HEI Common Stock beneficially owned by each person who is a current Hawaiian Electric director, each Hawaiian Electric named executive officer (as listed in the Compensation Discussion and Analysis above) and directors and executive officers as a group as of February 9, 2021.

	Amount and Nature of Beneficial Ownership of HEI Common Stock
Name of Individual or Group	Sole Voting or Investment Power (1)	Shared Voting or Investment Power (2)	Other Beneficial Ownership (3)	Restricted Stock Units (4)	Total (5)
Nonemployee directors
James A. Ajello		50,239			50,239
Kevin M. Burke	5,116				5,116
Timothy E. Johns	46,727				46,727
Alana K. Pakkala	1,525				1,525
Kelvin H. Taketa	28,838				28,838
Employee director and Named Executive Officer
Scott W. H. Seu	5,276		408	4,229	9,913
Other Named Executive Officers
Jimmy D. Alberts	23,182			3,444	26,626
Colton K. Ching	17,057		77	2,573	19,707
Ronald R. Cox	1,834			2,201	4,035
Tayne S. Y. Sekimura	55,482			4,475	59,957
Alan M. Oshima		70,706		9,362	80,068
All directors and executive officers as a group (13 persons)	220,799	122,146	9,263	30,901	383,109
(1)Includes the following shares held as of February 9, 2021 in the form of stock units in the HEI Common Stock fund pursuant to the HEI Retirement Savings Plan: approximately 1,220 shares for Ms. Sekimura; and 6,811 shares for all directors and executive officers as a group. The value of a unit is measured by the closing price of HEI Common Stock on the measurement date.
(2)Includes (i) shares registered in name of the individual and spouse and/or (ii) shares registered in trust with the individual and spouse serving as co-trustees.
(3)Shares owned by spouse, children or other relatives sharing the home of the director or officer in which the director or officer disclaims beneficial interest.
(4)Includes the number of shares that the individuals named above had a right to acquire as of or within 60 days after February 9, 2021 pursuant to restricted stock units and related dividend equivalent rights thereon, including shares which retirement eligible individuals have a right to acquire upon retirement. These shares are included for purposes of calculating the percentage ownership of each individual named above and all directors and executive officers as a group as described in footnote (5) below, but are not deemed to be outstanding as to any other person.
(5)As of February 9, 2021, the directors and executive officers of Hawaiian Electric as a group and each individual named above beneficially owned less than one percent of the record number of outstanding shares of HEI Common Stock as of that date and no shares were pledged as security.

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
Related person transactions
The HEI Board has adopted a related person transaction policy that is specifically incorporated in HEI’s Corporate Code of Conduct, which is available for review at www.hei.com/govdocs. The Corporate Code of Conduct, including the related person transaction policy, also applies to Hawaiian Electric and its subsidiaries. The related person transaction policy is specific to transactions between the Company and related persons such as executive officers and directors, their immediate family members or entities with which they are affiliated in which the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Under the policy, the HEI Board, acting through the HEI Nominating and Corporate Governance Committee, will approve a related person transaction involving a director or an officer if the HEI Board determines in advance that the transaction is not inconsistent with the best interests of HEI and its shareholders and is not in violation of HEI’s Corporate Code of Conduct.
There have been no transactions since January 1, 2020, and there are no currently proposed transactions in which, Hawaiian Electric or any of its subsidiaries was a participant, the amount involved exceeds $120,000, and any related person (as defined in Item 404 of Regulation S-K) had or will have a direct or indirect material interest.
Director independence
Because HEI has Common Stock listed on NYSE and Hawaiian Electric is a wholly-owned subsidiary of HEI, HEI is subject to the corporate governance listing standards in Section 303A of the NYSE Listed Company Manual but Hawaiian Electric is exempt from certain NYSE listing standards, including Sections 303A.01 and 303A.02 regarding director independence.
Although Hawaiian Electric is exempt from NYSE listing standards 303A.01 and 303A.02, Hawaiian Electric voluntarily endeavors to comply with these standards for director independence. The HEI Nominating and Corporate Governance Committee assists the Hawaiian Electric Board with its independence determinations.
For a director to be considered independent under NYSE listing standards 303A.01 and 303A.02, the Hawaiian Electric Board must determine that the director does not have any direct or indirect material relationship with Hawaiian Electric or its parent or subsidiaries apart from his or her service as a director. The NYSE listing standards also specify circumstances under which a director may not be considered independent, such as when the director has been an employee of the Company within the last three fiscal years, if the director has had certain relationships with the Company’s external or internal auditor within the last three fiscal years or when the Company has made or received payments for goods or services to or from entities with which the director or an immediate family member of the director has specified affiliations and the aggregate amount of such payments in any year within the last three fiscal years exceeds the greater of $1 million or 2% of such entity’s consolidated gross revenues for the last fiscal year.
The HEI Nominating and Corporate Governance Committee and the Hawaiian Electric Board considered the information below, which was provided by Hawaiian Electric directors and/or by HEI and its subsidiaries, concerning relationships between (i) Hawaiian Electric or its affiliates and (ii) the director, the director’s immediate family members or entities with which such directors or immediate family members have certain affiliations. Based on its consideration of the relationships described below and the recommendations of the HEI Nominating and Corporate Governance Committee, the Hawaiian Electric Board determined that all of the nonemployee directors of Hawaiian Electric (Messrs. Ajello, Burke, Johns and Taketa and Ms. Pakkala) are independent. The remaining director of Hawaiian Electric, Mr. Seu, is an employee director and hence is not independent.
With respect to Ms. Pakkala, the Hawaiian Electric Board determined that ordinary course of business and market term loans between ASB and certain entities in which Ms. Pakkala or her family members have an ownership interest, did not impair Ms. Pakkala’s independence as a Hawaiian Electric director.

ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES
Principal accountant fees
The following table sets forth the fees paid or payable to Deloitte & Touche LLP (Deloitte), Hawaiian Electric's independent registered public accounting firm for 2020 and 2019:

	2020	2019
Audit fees (primarily consisted of fees associated with the audit of the consolidated financial statements and quarterly reviews and procedures related to the adoption of the new lease standard in 2019)	$1,504,400	$1,595,000
Audit-related fees (primarily consisted of agreed upon procedures)	80,000	70,000
Tax fees (consisted of tax return review)	33,000	34,000
All other fees	—	—
	$1,617,400	$1,699,000
Pre-approval policies
Pursuant to its charter, the Hawaiian Electric Audit & Risk Committee provides input to the HEI Audit & Risk Committee regarding pre-approval of all audit and permitted non-audit services of the independent registered public accounting firm engaged to audit the Consolidated Financial Statements with respect to Hawaiian Electric. The Hawaiian Electric Audit & Risk Committee may delegate this responsibility to one or more of its members, provided that such member or members report to the full committee at its next regularly scheduled meeting any such input provided to the HEI Audit & Risk Committee. The Hawaiian Electric Audit & Risk Committee has delegated such responsibility to its chairperson. With such input, the HEI Audit & Risk Committee pre-approved all of the audit and audit-related services reflected in the table above.

Appendix A

2020 Edison Electric Institute (EEI) Index Peers for HEI Long-Term Incentive Plan
Relative Total Shareholder Return Metric
The EEI is an association of U.S. shareholder-owned electric companies that are representative of comparable investment alternatives to HEI. The EEI’s members serve virtually all of the ultimate customers in the shareholder-owned segment of the industry.

ALLETTE, Inc.	IDACORP, Inc.
Alliant Energy Corp.	MDU Resources Group Inc.
Ameren Corp.	MGE Energy, Inc.
American Electric Power Co., Inc.	NextEra Energy, Inc.
AVANGRID, Inc.	NiSource Inc.
Avista Corp.	NorthWestern Corp.
Black Hills Corp.	OGE Energy Corp.
Centerpoint Energy, Inc.	Otter Tail Corp.
CMS Energy Corp.	PG&E Corp.
Consolidated Edison, Inc.	Pinnacle West Capital Corp.
Dominion Energy, Inc.	PNM Resources Inc.
DTE Energy Co.	Portland General Electric Co.
Duke Energy Corp.	PPL Corp.
Edison International	Public Service Enterprise Group Inc.
El Paso Electric Co.[1]	Sempra Energy
Entergy Corp.	Southern Co.
Evergy, Inc.	Unitil Corp.
Eversource Energy	WEC Energy Group, Inc.
Exelon Corp.	Xcel Energy Inc.
FirstEnergy Corp.
1 After peer data was established for 2020 compensation, El Paso Electric Co. was acquired and is no longer publicly traded.

Appendix B

Reconciliation of GAAP1 to Non‑GAAP Measures: Incentive Compensation Adjustments
Hawaiian Electric reports its financial results in accordance with accounting principles generally accepted in the United States of America (GAAP). However, Hawaiian Electric management may use certain non‑GAAP measures to evaluate the performance of Hawaiian Electric and its subsidiaries for compensation purposes. Management believes these LTIP non‑GAAP measures provide useful information and are a better indicator of management's performance regarding ongoing business operations for the purpose of measuring the level of achievement against the performance objectives underlying the LTIP program established at the beginning of the measurement period. Adjusted earnings and other financial measures as presented below may not be comparable to similarly-titled measures used by other companies. The table below provides a reconciliation of GAAP earnings to non‑GAAP LTIP measures for the Utilities.

Hawaiian Electric Company, Inc. and Subsidiaries
Unaudited
($ in millions, except per share amounts)

	Years ended December 31
	2020	2019	2018
UTILITY NET INCOME
GAAP (as reported)	$169.3	$156.8	$143.7
Excluding special items (after‑tax) for LTIP purposes only:
Ongoing impacts relating to the termination of merger[2]	—	—	12.4
Federal tax reform and related impacts[3]	—	—	(4.7)
Non‑GAAP (adjusted) net income for 2018-20 LTIP purposes	$169.3	$156.8	$151.3
HAWAIIAN ELECTRIC CONSOLIDATED BASIC EARNINGS PER SHARE
Based on GAAP	$1.55	$1.44	$1.32
Based on non‑GAAP Utility net income (adjusted) for 2018‑20 LTIP purposes[4]	1.55	1.44	1.39
Note: Columns may not foot due to rounding
1     Accounting principles generally accepted in the United States of America
2     Primarily reflects certain expenses related to the termination of the proposed merger with NextEra Energy, including Hawaiian Electric's liquid natural gas (LNG) project costs and adjustments to test year revenue requirements for customer benefit adjustments in the Hawaiian Electric and Maui Electric rate case decisions
3     Reflects various tax adjustments for tax reform and related impacts
4     Calculated using Utility net income divided by HEI weighted average common shares